Imperial Metals

Imperial Metals Corporation
580 Hornby Street, Suite 200
Vancouver, B.C.
Canada V6C 3B6
Tel: 604.669.8959
Fax: 604.687.4030
www.imperialmetals.com

August 21, 2007

Office of International Corporate Finance
U.S. Securities and Exchange Commission
Mailstop 3628
100 F Street, NE
Washington, DC 20549

SUPPL

Dear Sirs:

Re: 12g3-2(b) - File No. 82-34714

We enclose:

1. 2007 First Quarter Report ended March 31, 2007 along Form 52-109F2, Certification of Interim Filings.

2. 2007 Second Quarter Report ended June 30, 2007 along with Form 52-109F2, Certification of Interim Filings.

Yours truly,

IMPERIAL METALS CORPORATION

Rio Budhai

Rio Budhai
Assistant Corporate Secretary
Direct Line: 604.488.2659

Enclosures

dw 8/29

82-34714

Imperial Metals

First Quarter Report
March 31, 2007

RECEIVED

2007 JUN 29 A 8:32

OFFICE OF INTERNATIONAL CORPORATE FINANCE

2007 FIRST QUARTER REPORT

TO OUR SHAREHOLDERS

Imperial's comparative financial results for the three months ended March 31, 2007 and March 31, 2006 are summarized below and discussed in detail in the Management's Discussion and Analysis.

	Three Months Ended	
	March 31, 2007	March 31, 2006
(unaudited) in thousands except per share amounts	*(000's)*	*(000's)*
Revenues	$54,246	$27,315
Operating Income	$13,733	$6,557
Net (Loss) Income	$(1,922)	$660
Adjusted Net Income [1]	$10,708	$2,762
Adjusted Net Income Per Share [1]	$0.35	$0.10
Cash Flow [1]	$22,056	$1,976
Cash Flow Per Share [1]	$0.72	$0.07

[1] Adjusted Net Income, Adjusted Net Income Per Share, Cash flow and Cash Flow Per Share are measures used by the Company to evaluate its performance; however, they are not terms recognized under generally accepted accounting principles. Adjusted Net Income is defined as net income excluding the revaluation of hedges settling in future periods. Cash Flow is defined as cash flow from operations before net change in working capital balances. Adjusted Net Income and Cash Flow Per Share are the same measures divided by the weighted average number of common shares outstanding during the period.

Effective January 1, 2007 Imperial regained joint control of Huckleberry and in accordance with generally accepted accounting principles will account for Huckleberry on the proportionate consolidation basis commencing January 1, 2007. Revenues from 50% owned Huckleberry are comparable to those at Mount Polley. Consequently this change in accounting will increase income statement line items by approximately 50%. This estimate is based on equal shipments of concentrate per quarter, however actual results will vary by mine due to shipping schedules.

Revenues were $54.2 million in the March 2007 quarter compared to $27.3 million in the 2006 quarter. Shipments of concentrate in both the 2007 quarter and the 2006 March quarters were below normal quarterly average shipment levels due to timing and availability of ocean and rail transportation. Variations in quarterly revenue attributed to the timing of concentrate shipments can be expected in the normal course of business with either production exceeding shipments, as was the case in the first quarter of 2007, or vice versa. It is expected that shipments for the second quarter of 2007 will be in excess of normal quarterly average shipment levels.

Operating income for the three months ended March 31, 2007 increased to $13.7 million from $6.6 million in the March 2006 quarter. In 2006 the Company recorded equity income from the Huckleberry mine of $4.0 million. Due to the change in accounting policy there is no comparable item in 2007.

The loss on derivative instruments was $15.9 million in the quarter compared to a loss of $11.0 million in comparable the 2006 quarter. This loss is related to hedges on 70.5 million pounds of copper settling outside the March 2007 quarter. An additional 23.8 million pounds of copper was hedged from April 1 to May 10, 2007 covering periods to December 2009.

Net loss in the quarter, including unrealized losses on derivative instruments was $1.9 million compared to a net income of $0.7 million in the 2006 quarter.

Adjusted net income in the quarter was $10.7 million or $0.35 per share. Adjusted net income is calculated by removing the losses, net of related income taxes, resulting from mark to market revaluation of copper hedging not related to the quarter.

Cash flow increased to $22.1 million in the March 2007 quarter compared to $2.0 million in 2006. The $20.1 million i'crease is the result of significantly higher cash flow from Mount Polley and the inclusion of the 50% of cash flow from Huckleberry.

Capital expenditures were $9.0 million, up significantly from $2.4 million in the previous quarter as the Company increased exploration spending and capital programs at Mount Polley.

The Company completed the acquisition of bcMetals Corporation in the March 2007 period at a net cash cost of $58.9 million, financed by cash on hand and a $40 million short term loan facility.

Expenditures in the March 2007 quarter were financed from cash flow from the Mount Polley and Huckleberry mines and short term debt. At March 31, 2007 the Company had $29.3 million in cash and cash equivalents and short term investments including $20.8 million representing the Company's 50% share of Huckleberry cash and cash equivalents and short term investments.

Mount Polley Mine

Mount Polley mine production for the March 2007 quarter compared to the March 2006 quarter is as follows:

	Three Months Ended	
(unaudited)	March 31, 2007	March 31, 2006
Ore milled (tonnes)	1,434,514	1,532,260
Ore milled per calendar day (tonnes)	15,939	17,025
Grade % - Copper	0.478	0.412
Grade g/t - Gold	0.285	0.249
Recovery % – Copper	83.54	82.07
Recovery % – Gold	73.71	65.72
Copper produced (lbs)	12,640,575	11,421,180
Gold produced (oz)	9,685	8,076
Silver produced (oz)	87,752	89,687

Ore milled per calendar day during the March 2007 quarter decreased to 15,939 tonnes from 17,025 tonnes in the 2006 first quarter as problems in feeding ore, related to winter weather, in crushing plant continued. By March, improving weather lessened crushing problems and through-put increased to 17,887 tonnes per day, and by April the mill throughput increased to average 20,797 tonnes per day.

A 250,000 tonne test of heap leaching to recover copper form the highly oxidized near surface mineralization in the Springer pit will be conducted this summer. The heap will be loaded with copper oxide mineralization and sulphur beginning in May 2007. Diamond drilling continues at Mount Polley with 12,968 metres of drilling completed in the quarter. Significant mineralized intercepts include 145.9 metres grading 0.52% copper, 0.31 g/t gold and 7.54 g/t silver in hole PZ07-06 in the Pond Zone located west of the Southeast Zone, and 80.0 metres of 0.81% copper and 0.91 g/t gold in hole SD07-48 located in the south end of the Springer Zone.

Imperial owns 100% of the Mount Polley open pit copper/gold mine which is located 56 kilometres northeast of Williams Lake, British Columbia.

Huckleberry Mine

Huckleberry mine production for the March 2007 quarter compared to the March 2006 quarter is provided below.

	Three Months Ended	
(100% - Imperial owns 50%) *(unaudited)*	March 31, 2007	March 31, 2006
Ore milled (tonnes)	1,543,945	1,659,900
Ore milled per calendar day (tonnes)	17,155	18,444
Grade (%) – Copper	0.556	0.560
Grade (%) – Molybdenum	0.016	0.014
Recovery (%) – Copper	87.9	85.9
Recovery (%) – Molybdenum	26.9	22.3
Copper produced (lbs)	16,628,371	17,615,000
Gold produced (oz)	1,666	2,374
Silver produced (oz)	56,980	60,249
Molybdenum produced (lbs)	149,361	114,881

Operations at Huckleberry were also impacted by weather in the first quarter. Copper production was 5% less than 2006 production, however molybdenum production was 30% higher.

Work on the development of the Main Zone Extension is on schedule, and it and stockpiled ore will become the source of mill feed this summer as mining of the East Pit is completed.

Exploration at Huckleberry in 2006 included the drilling of 18 diamond drill holes, mainly in the Main Zone Extension along with an airborne geophysical survey and soil survey over a till covered area east of the mine. In 2007 an exploration program is planned to further explore the targets generated by the airborne survey.

Imperial owns 50% of the Huckleberry open pit copper/molybdenum mine which is located 123 kilometres southwest of Houston, British Columbia.

Sterling

At Sterling, 144 Zone ramp has now been excavated to a length of 1,550 feet. Completion of the 3,300 foot decline ramp is expected this fall. The 144 Zone, located south of the historic Sterling mine workings is in a new but related geologic setting. A resource of 194,640 tonnes grading 7.41 g/t gold was previously outlined through surface drilling. Once the 144 Zone is reached, underground drilling will commence to establish the full potential of this zone.

In addition to work focused on the 144 Zone, a property wide program of geological mapping and geochemical sampling has identified a number of targets that will be drill tested later this year.

Imperial owns 100% of the Sterling gold property which is located 185 kilometres northwest of Las Vegas, Nevada.

Outlook

At Mount Polley initiatives are being undertaken to offset the reduction in metal production that will occur when the Wight Pit is exhausted in the third quarter of 2008. The viability of leaching of high oxide Springer cap material will be tested this summer with a 250,000 tonne test heap. A scoping study of the cost to increase mill capacity to 30,000 tonnes per day is underway. Planning has commenced on an underground ramp to further define the higher grade material beneath the Wight Pit and drilling to identify additional higher grade resources is ongoing.

At Huckleberry, follow-up exploration on the grass roots program will be conducted this summer to find additional mill feed.

In addition to exploration at the operating mines, an extensive exploration program will also be conducted at our other properties including the Sterling, Bear and Giant Copper properties, and the newly acquired Red Chris property.

We continue to hedge our copper production to ensure we have some price security for one to two years at Mount Polley, and in the case of Huckleberry given its shorter life, hedging positions extend out for over two years. Although accounting rules mean that quarterly earnings can be dramatically influenced by these positions, we believe it is prudent to lock in the current high copper prices.

We look forward to another successful year in 2007, with good production at both operating mines, along with a substantial portion of our copper production pricing protected at high levels. This year will focus on expanding our resources, both at our mines and our exploration projects.

Brian Kynoch
President

MANAGEMENT'S DISCUSSION & ANALYSIS

Overview

Effective January 1, 2007 Imperial regained joint control of Huckleberry and therefore in accordance with generally accepted accounting principles the Company accounts for Huckleberry on the proportionate consolidation basis commencing January 1, 2007. Revenues from Huckleberry are comparable to those at Mount Polley and therefore this change in accounting will increase the income statement line items by about 50% as Imperial has a 50% interest in Huckleberry. This approximation is based on equal shipments of concentrate per quarter, however actual results will vary by mine due to shipping schedules. Revenue recognition coincides with concentrate title transfer, which usually takes place upon shipment to smelter.

Revenues were $54.2 million in the March 2007 quarter compared to $27.3 million in the 2006 quarter. Shipments of concentrate in both the 2007 quarter and the 2006 March quarters were below normal quarterly average shipment levels due to timing and availability of ocean and rail transportation.

Variations in quarterly revenue attributed to the timing of concentrate shipments can be expected in the normal course of business with either production exceeding shipments, as was the case in the first quarter of 2007, or vice versa. It is expected that shipments for the second quarter of 2007 will be in excess of normal quarterly average shipment levels.

Operating income for the three months ended March 31, 2007 increased to $13.7 million from $6.6 million in the March 2006 quarter. In 2006 the Company recorded equity income from the Huckleberry mine of $4.0 million. Due to the change in accounting policy there is no comparable item in 2007.

As a result of the rise in copper prices towards quarter end in both the March 2007 and March 2006 quarters, the prices at which the hedges were entered into, and the higher number of pounds of copper hedged, including in 2007 the Company's 50% share of Huckleberry, the Company recorded a $15.9 million loss on derivative instruments in 2007 compared to a loss of $11.0 million in comparable the 2006 quarter.

The Company recorded a net loss of $1.9 million in the quarter ended March 31, 2007 compared to a net income of $0.7 million in the 2006 quarter as a result of $15.9 million of losses on copper hedges in 2007 compared to $11.0 million in 2006.

Adjusted net income in the quarter was $10.7 million or $0.35 per share. Adjusted net income is calculated by removing the losses, net of related income taxes, resulting from mark to market revaluation of copper hedging not related to the quarter. This adjusted net income is not a term recognized under generally accepted accounting principles however it does show the current quarter financial results excluding the revaluation of hedging not settled in the quarter.

Cash flow increased to $22.1 million in the March 2007 quarter compared to $2.0 million in 2006. The $20.1 million increase is the result of significantly higher cash flow from Mount Polley and the inclusion of the 50% of cash flow from Huckleberry. Cash flow is a measure used by the Company to evaluate its performance, however, it is not a term recognized under generally accepted accounting principles. Cash flow is defined as cash flow from operations before the net change in working capital balances.

Capital expenditures were $9.0 million, up significantly from $2.4 million in the previous quarter as the Company increased exploration spending and capital programs at Mount Polley.

The Company completed the acquisition of bcMetals Corporation in the March 2007 period at a net cash cost of $58.9 million, financed by cash on hand and a $40.0 million short term loan facility.

Expenditures in the March 2007 quarter were financed from cash flow from the Mount Polley and Huckleberry mines and short term debt. At March 31, 2007 the Company had $29.3 million in cash and cash equivalents and short term investments including $20.8 million representing the Company's 50% share of Huckleberry cash and cash equivalents and short term investments.

Derivative Instruments

The Company has not hedged gold, silver or the CDN/US Dollar exchange rate. During the March 2007 quarter the Company recorded $15.9 million in losses on derivative instruments for copper compared to $11.0 million in the March 2006 quarter. These losses result from the mark to market valuation of the copper hedges entered into by the Company. The Company does not use hedge accounting, therefore accounting rules require that derivative instruments be recorded at fair value on each balance sheet date, with the adjustment resulting from the revaluation being charged to the statement of income as a gain or loss.

The Company, inclusive of its 50% interest in Huckleberry, entered into hedges during the March 2007 quarter for the sale of 41.5 million pounds of copper. These hedges cover the months of April 2007 to September 2009 under a variety of instruments including the purchase of puts, forward sales and the use of min/max cost less collars. Imperial's income or loss from derivative instruments may be very volatile from quarter to quarter as a result of changes in the copper price compared to copper price at the time when these contracts were entered into and the type and length of time to maturity of the contracts. The net unrealized loss position of $9.5 million at March 31, 2007 represent the decline in fair value of the derivative instruments as a result of the copper price on March 31, 2007 being in excess of the ceiling prices and the forward sale prices of the derivative instruments.

Refer to Note 12 to the unaudited consolidated financial statements for the three months ended March 31, 2007 for further details.

During the three months ended March 31, 2006 the Company was obligated to fund the mark to market losses on the derivative instruments in excess of the credit facilities granted to the Company by the dealers. At March 31, 2006 the Company had $12.4 million on deposit with dealers. A large portion of these deposits were funded with short term debt. As these hedges settled, and/or as the price of copper declined, these funds were released to the Company providing a source of cash to repay the short term debt.

During the third quarter of 2006 the Company provided security to some hedge dealers and therefore no longer is required to post margin calls on the majority of its financial derivatives.

Forward Looking Statements

This Management Discussion and Analysis is based on a review of the Company's operations, financial position and plans for the future based on facts and circumstances as of May 10, 2007. Except for statements of fact relating to the Company, certain information contained herein constitutes forward looking statements. Forward looking statements are based on the opinions, plans and estimates of management at the date the statements are made and are subject to a variety of risks, uncertainties and other factors that could cause the actual results to differ materially from those projected by such statements. The primary risk factors affecting the Company are discussed further under the heading "Risk Factors" below. The Company undertakes no obligation to update forward looking statements if circumstances or management's estimates, plans or opinions should change. The reader is cautioned not to place undue reliance on forward looking statements.

Developments During the March 2007 Quarter

General

The quarter ending March 31, 2007 mine operations at the Mount Polley mine continued to focus on maximizing Wight Pit ore production while at the Huckleberry mine production of ore was nearing the bottom of the east pit.

Investment and working capital requirements in the March 2007 quarter were financed from a number of sources: cash flow from the Mount Polley and Huckleberry mines; short term borrowings against concentrate inventories; and other short term borrowings specifically for the acquisition of bcMetals. Capital expenditures during the quarter were $9.0 million, primarily for capital to increase and maintain productive capacity and also for increased exploration at the Mount Polley mine and for the ramp at Sterling.

Property wide exploration initiatives at Mount Polley aimed at expanding known and identifying new deposits continued through the quarter with three drills operating during the quarter compared to one in the March 2006 quarter. Drilling recommenced in January to test the new targets generated from this work with a number of mineralized areas being discovered or expanded.

In January the Company commenced work on the 3,300 foot decline ramp at Sterling. Geological mapping and sampling on the property continues to identify new exploration targets at Sterling.

Copper prices were higher in the first quarter of 2007 quarter compared to the first quarter of 2006 averaging US$2.69/lb compared to US$2.24/lb in the first quarter of 2006 and down from US$3.21/lb in the fourth quarter of 2006. The US Dollar fluctuated in a slightly downward trend during the quarter closing slightly stronger at March 31, 2007 compared to December 31, 2006. Combining the higher US Dollar copper price and the lower US Dollar/CDN Dollar exchange rate results in a CDN Dollar copper price average of $3.16/lb in March 2007 quarter compared to $2.59/lb in same 2006 period. Decreases in the US Dollar/CDN Dollar exchange rate have a negative impact on US Dollar revenues when translated to CDN Dollars and due to the decline over the last few years have had a significant negative impact on revenues.

The continued strong gain in the CDN Dollar against the US Dollar since early 2004 along with increases in certain costs resulting from changes in market conditions for such items as concentrate treatment and refining costs and the cost of labour, fuel and other consumables, continue impact the profitability of Mount Polley and of resource projects generally. The Company continues to seek to adopt operating and development strategies that will mitigate the impact of these market conditions.

Exploration

Exploration expenditures at Mount Polley were $1.2 million in the March 2007 quarter compared to $0.4 million in the March 2006 quarter. With the expanded land base, ongoing exploration at Mount Polley will consist of identifying additional mineralized zones and expanding already identified zones. Drilling, which recommenced in January 2007, continues to provide encouraging results.

Exploration at Huckleberry mine is planned for 2007 to follow up an airborne survey completed in 2006, which identified a number of targets.

At Sterling, the ramp required to provide access for further exploration at the 144 Zone was initiated in the quarter and made good progress reaching 1,340 feet by April 30, 2007. Surface mapping and sampling continues elsewhere on the expanded property to identify new targets.

Huckleberry Mines Ltd.

The Company owns 50% of Huckleberry Mines Ltd, the owner.and operator of the Huckleberry mine. Huckleberry started the year 2006 with cash and cash equivalents and short term investments of $66.3 million and generated $96.9 million in cash from operations in 2006. These cash resources were applied to fully repay $121.4 million in long term debt in December 2006 and as a result Huckleberry is debt free.

Effective January 1, 2007 Imperial regained joint control of Huckleberry and therefore in accordance with generally accepted accounting principles the Company accounts for Huckleberry on the proportionate consolidation basis commencing January 1, 2007.

As a result of the change in accounting for Huckleberry to the proportionate consolidation basis commencing January 1, 2007 movement of cash between Huckleberry and Imperial via payment of dividends will not be reflected in Imperial's consolidated financial statements because Imperial has recorded its proportionate share of Huckleberry cash effective January 1, 2007.

Note 4 to the financial statements provides details of the Huckleberry assets and liabilities consolidated as of January 1, 2007 as well as the Company's share of Huckleberry assets, liabilities, revenues and expenses included in the consolidated financial statements of the Company

bcMetals Corporation

In mid 2006 the Company launched a takeover bid for bcMetals Corporation, owner of the Red Chris project located in northern British Columbia. The Red Chris project has received Federal and Provincial environmental approvals for mine development. A bcMetals feasibility study on the Red Chris property indicates a 25 year mine life at 30,000 tons per day with reserves of 276 million tonnes grading 0.349% copper and 0.266 g/t gold.

In 2007 the Company acquired 100% of bcMetals at a cost of approximately $68.4 million as further detailed in Note 5 to the financial statements. The acquisition of bcMetals was funded from cash on hand and a $40.0 million short term loan facility.

The development of the Red Chris project into a mine is dependant upon a number of factors including on the construction of a power line to service the northwest portion of British Columbia.

Risk Factors

The risk factors affecting the Company have not changed from those described in the Management's Discussion and Analysis for the year ended December 31, 2006.

Critical Accounting Policies

The critical accounting policies adopted by the Company have not changed from those described in the Management's Discussion and Analysis for the year ended December 31, 2006.

Changes in Accounting Policies

The Company adopted the provisions of Sections 3855, Financial Instruments – Recognition and Measurement, 3861 – Financial Instruments – Disclosure and Presentation and 1530, Comprehensive Income, on January 1, 2007 as described in Note 2 to the unaudited financial statements for the three months ended March 31, 2007. These changes affected the accounting for marketable securities and deferred financing costs.

No other new accounting policies were adopted by the Company in the three months ended March 31, 2007 and the Company is not expected to adopt any new accounting policies in the balance of 2007.

RESULTS OF OPERATIONS FOR THE THREE MONTHS ENDED MARCH 31, 2007 COMPARED TO THE THREE MONTHS ENDED MARCH 31, 2006

This review of the results of operations should be read in conjunction with the unaudited interim consolidated financial statements of the Company for the three months ended March 31, 2007 and the audited consolidated financial statements of the Company for the year ended December 31, 2006.

Financial Results

Overview

Net loss for the March 2006 quarter was $1.9 million ($0.06 per share) compared to net income of $0.7 million ($0.02 per share) in the comparative 2006 quarter.

Operating revenues were $54.2 million in the March 2007 quarter compared to under $27.3 million in the comparative 2006 quarter.

The net loss for the Company in the March 2007 quarter was primarily attributable to an increase in the unrealized losses on derivatives instruments resulting from an increase in the copper price towards period end.

The Company's share of Huckleberry's net income proportionately consolidated in the March 2007 quarter was $0.5 million compared to equity income of $4.0 million in the comparative 2006 quarter. The reduction in contribution from Huckleberry was due to an increase in pre tax losses on derivative instruments of $9.4 million in the March 2007 quarter as Huckleberry had no derivative instruments in the March 2006 quarter.

Mount Polley operations, after depletion, depreciation and amortization contributed $6.2 million to operating income in the March 2007 quarter compared to $9.8 million in the comparable 2006 quarter. Offsetting this was a loss of $6.5 million on derivative instruments in 2007 compared to a loss of $11.0 million in 2006.

Mineral Production Costs

Mineral production costs were $32.7 million in the March 2007 quarter compared to $15.4 million in the March 2006 quarter. Production costs at both Mount Polley and Huckleberry were negatively affected by severe winter conditions which also reduced concentrate production.

Accretion of Future Site Restoration Costs

Accretion of future site restoration costs increased to $0.3 million in the March 2007 quarter from $0.1 million in the March 2006 quarter due to the inclusion of the Huckleberry mine which has a higher expected future site restoration cost than the Mount Polley mine.

Depletion, Depreciation and Amortization

Depletion, depreciation and amortization expense increased to $4.6 million in the March 2007 quarter from $2.1 million in the March 2006 quarter as a result of the inclusion of the Huckleberry mine.

Share Based Compensation

Share based compensation expense was steady at $0.5 million in both March quarters.

Interest Expense on Long Term Debt

Interest expense on long term debt decreased to $0.4 million in the 2007 quarter from $0.5 million in the 2006 due to a lower level of debt and less convertible debentures outstanding in the 2007 period.

Other Interest Expense

Other interest expense totaled $0.5 million in the March 2007 quarter compared to $0.7 million in the 2006 quarter. The 2007 quarter includes interest on the $40.0 million short term loan facility for acquisition of bcMetals for part of the quarter and also interest on short term concentrate advances. The 2006 quarter includes interest on the line of credit facility added in the June 2005 quarter, short term borrowings to fund margin call deposits and higher levels of borrowings to support working capital requirements.

Interest Accretion on Long Term Debt

Interest accretion expense was steady at $0.3 million in both March quarters.

Deferred Financing Charges and Amortization of Deferred Financing Charges

In accordance with the new accounting policy for financing costs the Company expensed the $0.4 million draw fee for the short term loan facility for the acquisition of bcMetals in full in the March 2007 quarter. The amortization of the deferred financing charges associated with the convertible debentures and the line of credit facility totaled $0.5 million in the March 2006 quarter

Other Foreign Exchange Gains and Losses

A $0.2 million foreign exchange loss was recorded in the March 2007 quarter compared a $0.1 million loss in the 2006 quarter. These losses are primarily attributable to foreign exchange rate movements on US Dollar denominated accounts receivable, derivative instrument and margin call deposits, net of US Dollar denominated short term debt and derivative instrument liabilities. These US Dollar balances are the result of Mount Polley and Huckleberry mine operations.

Unrealized losses on Derivative Instruments

During the quarter ended March 31, 2007 the Company entered into additional hedge contracts for the sale of copper for the periods from April 2007 to 2009 to protect the Company's cash flow against a decline in the price of copper. None of the Company's contracts qualify for hedge accounting and therefore the Company must mark to market the unrealized gains and losses on all its contracts. This resulted in a loss of $15.9 million during the quarter ended March 31, 2007 compared to $11.0 million in the comparative 2006 quarter. The ultimate gain or loss on the unrealized portion of these contracts will be determined by the copper prices in the periods when these contracts settle.

Liquidity & Capital Resources

Cash Flow from Operations

Net loss in the March 2007 quarter was $1.9 million compared to net income $0.7 million in the March 2006 quarter. Cash flow increased to $22.1 million in the March 2007 quarter compared to $2.0 million in 2006. The $20.1 million increase is the result of significantly higher cash flow from Mount Polley and the inclusion of the 50% of cash flow from Huckleberry. Cash flow is a measure used by the Company to evaluate its performance, however, it is not a term recognized under generally accepted accounting principles. Cash flow is defined as cash flow from operations before the net change in working capital balances.

Working Capital

At March 31, 2007 the Company had a working capital of $4.2 million, a decrease of $32.9 million from working capital of $37.1 million at December 31, 2006. This working capital position of the Company at March 31, 2007 reflects the financing arrangements made for the purchase of bcMetals which included a short term $40.0 million loan facility that is due on November 30, 2007. With the Mount Polley and Huckleberry mines in operation at historically high copper prices they are generating substantial cash flow which will improve the working capital position of the Company and provide cash for debt reduction.

Property Expenditures and Other Investment Activities

Property acquisition and development expenditures were $6.1 million in the March 2007 quarter compared to $1.8 million in 2006. Expenditures in 2007 at the Mount Polley mine included $3.8 million for ongoing capital to maintain and expand productive capacity and expenditures of $2.1 million at Huckleberry were primarily for the purchase of mobile mining equipment. The 2006 expenditures, all at Mount Polley, were for the buyout of haul trucks on rental. All capital expenditures in 2007 were financed from cash flow from operations while the 2006 expenditures were financed from cash flow and the proceeds from exercise of warrants and options.

Exploration expenditures were $3.0 million in the March 2007 quarter compared to $0.5 million in the March 2006 quarter. A larger number of drills were operating on the Mount Polley property during 2007 compared to 2006 and the expenditures in the March 2007 quarter also included costs for the ramp and other exploration at Sterling.

Debt repayment and working capital requirements for the ensuing year are expected to be met from cash flow from Mount Polley and Huckleberry. In the March 2006 quarter the Company's treasury benefited from the issue of one million shares for gross proceeds of $6.5 million to fund the exploration program at Sterling and proceeds of $3.6 million from the exercise of share purchase warrants. The Company currently does not forecast the requirement for any additional equity financings during 2007.

The Company had the following contractual obligations as of March 31, 2007:

(thousands of dollars)		Years Ended					
	Apr-Dec 2007	2008	2009	2010	2011	2012	Total
Long term debt	$4,632	$4,847	$2,948	$1,049	$667	$ -	$14,143
Short term debt	54,353	-	-	-	-	-	54,353
Convertible Debentures[(1)]	-	-	-	13,980	-	-	13,980
Operating leases	187	163	128	66	54	6	604
Capital expenditures	-	-	-	-	-	-	-
Other obligations	188	150	-	-	-	-	338
Mineral properties[(2)]	330	346	429	542	506	549	2,702
Total	$59,690	$5,506	$3,505	$15,637	$1,227	$555	$86,120

(1) Assumes non conversion of debentures.

(2) Mineral property commitments are payments required to keep the claims or option agreements in good standing. Total for 2012 is for year 2012 requirements only.

Debt repayment and working capital requirements for the balance of the year 2007 are expected to be met from cash flow from operations.

Selected Quarterly Financial Information

(expressed in thousands of dollars, except per share amounts)				*Three Months Ended*
	March 31 2007	December 31 2006	September 30 2006	June 30 2006
Total Revenues	$54,246	$45,659	$57,154	$81,318
Equity Income from Huckleberry	-	$737	$12,035	$16,934
Net (Loss) Income	$(1,992)	$23,827	$30,955	$26,565
Net (Loss) Income per share (1)	$(0.06)	$0.79	$1.03	$0.89
Diluted (Loss) Income per share (1)	$(0.06)	$0.75	$0.99	$0.87
Cash Flow (2)	$22,056	$18,811	$36,342	$13,235
Cash Flow per share (2)	$0.72	$0.62	$1.21	$0.44
Average LME cash settlement copper price/lb in US$	$2.695	$3.215	$3.479	$3.289
Average US/CDN$ exchange rate	$1.172	$1.139	$1.121	$1.122
Period end US/CDN$ exchange rate	$1.153	$1.165	$1.115	$1.115

(expressed in thousands of dollars, except per share amounts)				*Three Months Ended*
	March 31 2006	December 31 2005	September 30 2005	June 30 2005
Total Revenues	$27,315	$43,037	$27,860	$134
Equity Income (Loss) from Huckleberry	$3,985	$15,293	$7,910	$3,263
Net Income (Loss)	$660	$9,692	$5,584	$2,347
Net Income (Loss) per share (1)	$0.02	$0.34	$0.20	$0.08
Diluted Income (Loss) per share (1)	$0.02	$0.34	$0.20	$0.08
Cash Flow (2)	$1,976	$4,752	$5,684	$(1,092)
Cash Flow per share (2)	$0.07	$0.17	$0.20	$(0.04)
Average LME cash settlement copper price/lb in US$	$2.243	$1.951	$1.704	$1.537
Average US/CDN$ exchange rate	$1.155	$1.173	$1.201	$1.244
Period end US/CDN$ exchange rate	$1.167	$1.166	$1.161	$1.226

(1) The sum of the quarterly net income per share and cash flow per share does not equal the annual total due to timing of share issuances during the year.

(2) Cash flow and cash flow per share are measures used by the Company to evaluate its performance however, they are not terms recognized under generally accepted accounting principles and are therefore unlikely to be comparable to similar measures used by other companies. Cash flow is defined as cash flow from operations before net change in working capital balances and cash flow per share is the same measure divided by the weighted average number of common shares outstanding during the period. The Company believes these measures are useful to investors, because they are included in the measures that are used by management in assessing the financial performance of the Company.

Related Party Transactions

In September 2006 the Company obtained a $40.0 million credit facility with Edco Capital Corporation ("Edco"), a company controlled by N. Murray Edwards, a significant shareholder of Imperial, to assist with the acquisition of bcMetals. The facility is subject to conditions usual in commercial lending transactions of this kind. Interest on the outstanding principal amount and interest on overdue interest will compound monthly at the rate of 9% per annum. In February 2007, the Company drew the full $40.0 million to assist with the purchase of bcMetals Corporation. A draw fee of 1% was paid on the amount drawn. The facility will expire on November 30, 2007, but its continuance is subject to satisfactory periodic reviews and no adverse changes occurring. The amount drawn down was evidenced by a promissory note and secured by a floating charge debenture on the Company's assets and a guarantee from its subsidiary, Mount Polley Mining Corporation.

Other

Disclosure Controls and Procedures

Disclosure controls and procedures are designed to provide reasonable assurance that all relevant information is gathered and reported on a timely basis to senior management, so that appropriate decisions can be made regarding public disclosure. As at the end of the period covered by this management's discussion and analysis, management evaluated the effectiveness of the Company's disclosure controls and procedures as required by Canadian securities laws.

Based on that evaluation, management has concluded that, as of the end of the period covered by this management's discussion and analysis, the disclosure controls were effective to provide reasonable assurance that information required to be disclosed in the Company's annual filings and interim filings (as such term are defined under Multilateral Instrument 52-109 – Certification of Disclosure in Issuers' Annual and Interim Filings) and other reports filed or submitted under Canadian securities laws is recorded, processed, summarized and reported within the time periods specified by those laws, and that material information is accumulated and communicated to management as appropriate to allow timely decisions regarding required disclosure.

Internal Controls and Procedures

The Company evaluated the design of its internal control and procedures over financial reporting as defined under Multilateral Instrument 52-109 for the year ended December 31, 2006. Based on this evaluation, management has concluded that the design of these internal controls and procedures over financial reporting was effective.

There has been no change in the Company's design of internal controls and procedures over financial reporting that has materially affected, as is reasonably likely to materially affect, the Company's internal control over financial reporting during the period covered by this management's discussion and analysis.

Additional information about the Company, including the Company's Annual Information Form, is available on SEDAR at www.sedar.com.

As of March 31, 2007 the Company had 30,772,398 common shares outstanding and on a diluted basis 35,765,316 common shares outstanding.

Outlook

Operations, Earnings and Cash Flow

Production at both mines is expected to increase during the next quarter as weather conditions improve.

Exploration

Exploration expenditures for the balance of 2007 at Mount Polley have been budgeted at $6.3 million to complete a total minimum of 40,000 metres of diamond drilling for all of 2007. In late 2006 the Company recommenced development and exploration at its wholly owned Sterling mine property near Beatty, Nevada. The program includes the excavation of an underground ramp to access the 144 Zone along with underground and surface drilling. The total cost for Sterling is budgeted at $7.1 million for 2007, of which $1.5 million was spent in the first quarter of 2007. Drilling at Giant Copper is budgeted at $1.2 million and the Company's share of Huckleberry's exploration budget for 2007 is budgeted at $0.7 million. An exploration budget of $1.0 million has been set for Red Chris.

The Company continues to evaluate exploration opportunities both on currently owned properties and on new prospects.

Development

Development of the Red Chris project acquired with the purchase of bcMetals will be dependant on the timing of the construction of a power line to serve the northwest portion of British Columbia. The Company will review the information on the Red Chris project to maximize the economics of the project. Some development work is expected to be completed during 2007 to advance the Red Chris property towards production.

Financing

Debt repayment and working capital requirements for 2007 are expected to be met from cash on hand and cash flow from the Mount Polley and Huckleberry mines. The $40.0 million short term loan facility to assist with the purchase of bcMetals is expected to be repaid from cash flow during 2007. Selective long debt financings may also be entered into during 2007. The Company currently does not forecast the requirement for any equity financings during 2007.

Acquisitions

In early 2007 the Company completed the acquisition of bcMetals and management continues to evaluate potential acquisitions to further grow the Company.

CONSOLIDATED BALANCE SHEETS

(Unaudited – Prepared by Management)
(expressed in thousands of dollars)

	March 31 2007	December 31 2006
ASSETS		
Current Assets		
Cash and cash equivalents	$18,971	$22,048
Short term investments	10,355	-
Marketable securities [Market value March 31, 2007 $573 (December 31, 2006 - $503)]	573	334
Accounts receivable	36,666	20,548
Inventory (Note 3)	23,785	13,177
Derivative instrument assets and margin deposits (Note 12)	8,457	11,699
Future income taxes	3,446	-
	102,253	67,806
Investment in Huckleberry Mines Ltd. (Note 4)	-	45,438
Investment in bcMetals Corporation (Note 5)	-	7,110
Mineral Properties	197,564	88,845
Future Site Reclamation Deposits	4,372	2,579
Deferred Financing Costs (Note 2)	-	262
Other Assets	485	109
Future Income Taxes	2,273	1,947
	$306,947	$214,096
LIABILITIES		
Current Liabilities		
Accounts payable and accrued liabilities	$19,975	$16,034
Short term debt (Note 6)	54,353	1,869
Current portion of long term debt (Note 7)	5,818	6,061
Derivative instrument liabilities (Note 12)	16,824	3,793
Current portion of future site reclamation costs (Note 9)	1,117	-
Future income taxes	-	2,956
	98,087	30,713
Long Term Debt (Note 7)	8,324	9,510
Debt Component of Convertible Debentures (Note 8)	10,747	10,513
Future Site Reclamation Costs (Note 9)	10,540	3,415
Future Income Taxes	39,316	18,749
	167,014	72,900
SHAREHOLDERS' EQUITY		
Share Capital (Note 10)	48,022	47,682
Contributed Surplus	4,432	4,049
Equity Component of Convertible Debentures	4,808	4,808
Retained Earnings	82,670	84,657
	139,933	141,196
	$306,947	$214,096

See accompanying notes to these financial statements.

Contingent liabilities (Note 14)

CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME

For the Three Months Ended March 31, 2007 and 2006
(Unaudited – Prepared by Management)
(expressed in thousands of dollars, except share amounts)

	Three Months Ended March 31	
	2007	2006
REVENUES		
Mineral sales	$53,539	$27,189
Interest income	567	103
Other	140	23
	54,246	27,315
EXPENSES		
Mineral production and transportation costs	32,657	15,354
Mineral property holding costs	229	189
Accretion of future site restoration costs	277	66
Depletion, depreciation and amortization	4,590	2,057
General and administration	532	483
Share based compensation	496	500
Interest on long term debt	382	493
Other interest	476	710
Interest accretion on short and long term debt	268	327
Amortization of deferred financing charges	-	486
Financing costs	400	-
Foreign exchange loss	206	93
	40,513	20,758
INCOME BEFORE THE UNDERNOTED	13,733	6,557
Equity income in Huckleberry Mines Ltd. (Note 4)	-	3,985
Losses on derivative instruments (Note 12)	(15,949)	(10,958)
Other	70	-
LOSS BEFORE TAXES	(2,146)	(416)
Recovery of income and mining taxes (Note 11)	(224)	(1,076)
NET (LOSS) INCOME AND COMPREHENSIVE INCOME	$(1,922)	$660
(Loss) Income Per Share		
Basic	$(0.06)	$0.02
Diluted	$(0.06)	$0.02

Supplemental Disclosure of Outstanding Shares

	May 10, 2007	March 31, 2007
Common shares outstanding	30,953,065	30,772,398
Diluted common shares outstanding	35,765,316	35,765,316

See accompanying notes to these financial statements.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

(expressed in thousands of dollars, except share amounts)

	Share Capital			Equity		
	Number of Shares	Amount	Contributed Surplus	Component of Convertible Debentures	Retained Earnings (Deficit)	Total
Balance, December 31, 2004	27,950,939	$31,425	$251	$ -	$(18,919)	$12,757
Convertible debenture issue, net of financing costs of $331	-	-	-	6,879	-	6,879
Issued for cash on exercise of options	114,700	57	-	-	-	57
Issued for cash on exercise of share purchase warrants	74,800	411	-	-	-	411
Issued on conversion of convertible debentures	5,780	50	-	(17)	-	33
Transfer of contributed surplus on exercise of options	-	25	(25)	-	-	-
Warrants issued for Line of Credit facility	-	-	1,947	-	-	1,947
Future income tax affect of flow through share expenditures	-	(2,244)	-	-	-	(2,244)
Share based compensation	-	-	770	-	-	770
Net income	-	-	-	-	21,569	21,569
Balance, December 31, 2005	28,146,219	29,724	2,943	6,862	2,650	42,179
Issued for cash, net of issue costs of $151	1,000,000	6,349	-	-	-	6,349
Issued for cash on exercise of options	290,667	705	-	-	-	705
Issued for cash on exercise of share purchase warrants	600,750	3,604	-	-	-	3,604
Issued on conversion of convertible debentures	690,162	6,347	-	(2,053)	-	4,293
Transfer of contributed surplus on exercise of options and warrants	-	953	(953)	-	-	-
Share based compensation	-	-	2,059	-	-	2,059
Net income	-	-	-	-	82,007	82,007
Balance, December 31, 2006	30,727,798	47,682	4,049	4,808	84,657	141,196
Change in accounting policy (Note 2)	-	-	-	-	(65)	(65)
Balance, January 1, 2007 as adjusted	30,727,798	47,682	4,049	4,808	84,592	141,131
Issued for cash on exercise of options	44,600	227	-	-	-	227
Transfer of contributed surplus on exercise of options	-	113	(113)	-	-	-
Share based compensation	-	-	496	-	-	496
Net loss	-	-	-	-	(1,922)	(1,922)
Balance, March 31, 2007	30,772,398	$48,022	$4,432	$4,808	$82,670	$139,933

See accompanying notes to these financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS
For the Three Months Ended March 31, 2007 and 2006
(Unaudited – Prepared by Management)
(expressed in thousands of dollars, except share amounts)

	Three Months Ended March 31	
	2007	2006
OPERATING ACTIVITIES		
Net (loss) income	$(1,922)	$660
Items not affecting cash flows		
Depletion, depreciation and amortization	4,590	2,057
Share based compensation	496	500
Accretion of debt and future site restoration costs	545	392
Amortization of deferred financing costs	-	486
Equity income in Huckleberry Mines Ltd.	-	(3,985)
Foreign exchange loss (gain) on short and long term debt	(107)	7
Future income taxes	(615)	(1,326)
Unrealized losses on derivative instruments	19,136	3,185
Other	(67)	-
	22,056	1,976
Increase in cash on change in method of accounting for Huckleberry Mines Ltd. (Note 4)	4,792	-
Net change in non-cash operating working capital balances (Note 13)	(14,833)	(1,080)
Cash provided by operating activities	12,015	896
FINANCING ACTIVITIES		
Proceeds of short term debt	65,038	27,061
Repayment short term debt	(12,481)	(22,213)
Repayment of long term debt	(1,428)	(1,335)
Issue of share capital, net of share issue costs	227	9,987
Cash provided by financing activities	51,356	13,500
INVESTMENT ACTIVITIES		
Decrease in short term investments	1,457	-
Acquisition and development of mineral properties	(9,027)	(2,370)
Purchase of investment on bcMetals Corporation, net of cash acquired of $2,517 (Note 5)	(58,790)	-
Increase in future site reclamation deposits	(75)	(50)
Other	(13)	(1)
Cash used in investment activities	(66,448)	(2,421)
(DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS	(3,077)	11,975
CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD	22,048	339
CASH AND CASH EQUIVALENTS, END OF PERIOD	$18,971	$12,314
SUPPLEMENTAL INFORMATION		
Interest paid	$621	$947
Income taxes paid	$ -	$ -

CONSOLIDATED STATEMENTS OF CASH FLOWS
For the Three Months Ended March 31, 2007 and 2006
(Unaudited – Prepared by Management)
(expressed in thousands of dollars, except share amounts)

SUPPLEMENTAL INFORMATION ON NON-CASH INVESTING AND FINANCING ACTIVITIES

During the three months ended March 31, 2007:
(a) the Company reclassified $113 of contributed surplus arising from stock based compensation to share capital on the exercise of options.
(b) the Company received marketable securities with a fair value of $35 as an option payment on a mineral property.

During the three months ended March 31, 2006:
(a) the Company reclassified $625 of contributed surplus arising from stock based compensation and warrants to share capital on the exercise of options and warrants.

See accompanying notes to these financial statements.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the Three Months Ended March 31, 2007 and 2006
(Unaudited – Prepared by Management)
(expressed in thousands of dollars, except share amounts)

1. BASIS OF PRESENTATION

These unaudited interim consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles for interim financial information using the same accounting policies and methods of application as the audited consolidated financial statements of the Company for the year ended December 31, 2006 except as noted below. These unaudited interim consolidated financial statements do not include all the information and note disclosures required by generally accepted accounting principles for annual financial statements and therefore should be read in conjunction with the most recent annual audited consolidated financial statements of the Company and the notes below.

In the opinion of management, all adjustments considered necessary for fair presentation have been included in these financial statements. Interim results are not necessarily indicative of the results expected for the fiscal year.

The Company's external auditors have not reviewed these financial statements.

Marketable Securities

Marketable securities in equity securities are classified as held for trading sale because the Company intends to liquidate the marketable securities when market conditions are conducive to a sale of these securities. Unrealized holding gains and losses related to held for trading securities are included in the income statement in each period.

The Company estimates the fair value of financial instruments at the balance sheet date using quoted market prices for held for trading sale securities.

Debt Financing Costs

The Company expenses debt financing costs when they are incurred.

2. CHANGE IN ACCOUNTING POLICIES

The Company adopted the provisions of Sections 3855, Financial Instruments – Recognition and Measurement, 3861 – Financial Instruments – Disclosure and Presentation and 1530, Comprehensive Income, on January 1, 2007 which address the classification, recognition and measurement of financial instruments in the financial statements and the inclusion of other comprehensive income. As a result of adopting these new standards, the Company recorded an increase of $169 to opening marketable securities, a decrease of $53 to future income tax assets and a pre-tax adjustment of $116 as a one-time cumulative effect of a change in accounting policy in opening accumulated retained earnings.

Also under Section 3855, the Company adopted a policy to expense debt financing fees when they are incurred and as a result the Company recorded an adjustment to decrease opening retained earnings by $181 and increase future income tax assets by $81 to eliminate the opening balance of deferred financing costs of $262 that were capitalized and amortized under the Company's previous accounting policy.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the Three Months Ended March 31, 2007 and 2006
(Unaudited – Prepared by Management)
(expressed in thousands of dollars, except share amounts)

3. INVENTORY

	March 31 2007	December 31 2006
Concentrate	$15,840	$8,978
Supplies	7,945	4,199
	$23,785	$13,177

4. INVESTMENT IN HUCKLEBERRY MINES LTD.

The Company has a 50% interest in Huckleberry Mines Ltd. ("Huckleberry") which is engaged in copper and molybdenum mining operations in British Columbia and which was recorded on the equity basis until December 31, 2006.

Effective January 1, 2007 the Company regained joint control of Huckleberry and therefore, in accordance with generally accepted accounting principles, the Company accounts for Huckleberry on the proportionate consolidation basis commencing January 1, 2007.

(a) The Company's investment in Huckleberry is comprised of the following:

	Three Months Ended March 31 2007	Year Ended December 31 2006
Balance, beginning of period	$45,438	$11,746
Change in accounting upon proportionate consolidation effective January 1, 2007 (see Note 4(b))	(45,438)	-
Equity income for the period	-	33,692
Balance, end of period	$ -	$45,438

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the Three Months Ended March 31, 2007 and 2006
(Unaudited – Prepared by Management)
(expressed in thousands of dollars, except share amounts)

(b) Joint Ventures

Included in the consolidated financial statements of the Company are the following amounts representing the Company's 50% joint venture interest in Huckleberry assets, liabilities and results of operations:

Balance Sheet	March 31 2007	January 1 2007
Current Assets		
Cash and cash equivalents	$10,416	$4,792
Short term investments	10,355	11,812
Other current assets	22,831	16,405
	43,602	33,009
Mineral property	22,817	21,869
Future site restoration deposits	1,605	1,605
	68,024	56,483
Current Liabilities		
Accounts payable and other current liabilities	(12,295)	(4,003)
Future income taxes	(2,800)	(257)
Future site restoration costs	(7,003)	(6,785)
	$45,926	$45,438

	Three Months Ended March 31 2007
Statement of Income	
Revenues	$17,208
Expenses	6,948
Income before under noted	10,260
Losses on derivative instruments	(9,426)
Income and mining taxes	(346)
Net Income	$488
Statement of Cash Flows	
Operating activities	$6,266
Financing activities	-
Investment activities	(648)
Increase in cash and cash equivalents	$5,624

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the Three Months Ended March 31, 2007
(Unaudited – Prepared by Management)
(expressed in thousands of dollars, except share amounts)

5. INVESTMENT IN bcMETALS CORPORATION

At December 31, 2006 the Company had a 19% interest in bcMetals Corporation ("bcMetals") which is developing a copper/gold mine in British Columbia and which was recorded on the cost basis. At December 31, 2006 the Company's investment in bcMetals was comprised of the following:

	December 31 2006
Purchase of common shares (market value $8,055)	$6,732
Acquisition costs	378
	$7,110

From January 1, 2007 to March 16, 2007 the Company purchased, in conjunction with its takeover bid of bcMetals, additional shares of bcMetals at a cost of $61,307 inclusive of related fees and expenses. The total acquisition cost of bcMetals was $68,417. This acquisition was funded from existing cash resources, cash generated from operations and a $40,000 credit facility from Edco Capital Corporation, a party related to a significant shareholder (Note 6). As of March 31, 2007 the Company held 97.8% of the issued and outstanding shares of bcMetals.

Acquisition of the remaining 2.2% interest in bcMetals pursuant to the compulsory acquisition procedures of the *Business Corporations Act* (Alberta) was completed on April 2, 2007. The balance payable to acquire the remaining interest in bcMetals has been included in accounts payable and accruals as of March 31, 2007.

This business combination has been accounted for as a purchase transaction with the Company being identified as the acquirer and bcMetals as the acquiree. The consolidated financial statements of the Company include the operating results of bcMetals commencing on the date of acquisition on February 16, 2007. The preliminary allocation of the purchase price of bcMetals is summarized in the following table and is subject to adjustment (Note 14):

Purchase price, subject to final adjustments	
Cash	$67,930
Acquisition costs	487
	$68,417
Net assets acquired	
Current assets	$2,668
Other assets	499
Mineral property	82,637
Current liabilities	(3,087)
Future site restoration costs	(75)
Future income taxes	(14,225)
	$68,417

Pursuant to a Support Agreement between the Company and bcMetals, the Company advanced bcMetals $2,000 in January 2007 in unsecured advances bearing interest at Bank Prime Rate and due June 30, 2007.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the Three Months Ended March 31, 2007
(Unaudited – Prepared by Management)
(expressed in thousands of dollars, except share amounts)

6. SHORT TERM DEBT

	March 31 2007	December 31 2006
Equipment finance contracts	$1,180	$1,869
Concentrate advances [US$11,426 (2006-US$nil)]	13,173	-
Credit facilities from a related party bearing interest at 9% per annum, payable monthly, and due on November 30, 2007	40,000	-
	$54,353	$1,869

7. LONG TERM DEBT

	March 31 2007	December 31 2006
Mount Polley Mine Construction Loan	$3,967	$4,081
Mount Polley Finance Contracts	2,257	2,349
Mount Polley Finance Contracts [US$328 (2006-US$518)]	378	604
Mount Polley Finance Contracts	56	73
Mount Polley Bank Term Loan	7,484	8,464
	14,142	15,571
Less portion due within one year	(5,818)	(6,061)
	$8,324	$9,510

8. DEBT COMPONENT OF CONVERTIBLE DEBENTURES

	Three Months Ended March 31 2007	Three Months Ended March 31 2006
Balance, beginning of period	$10,513	$13,720
Accretion	234	305
Balance, end of period	$10,747	$14,025

Each $8.65 of face value of convertible debenture is convertible into one common share of the Company at any time prior to March 10, 2010.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the Three Months Ended March 31, 2007
(Unaudited – Prepared by Management)
(expressed in thousands of dollars, except share amounts)

9. FUTURE SITE RECLAMATION COSTS

	Three Months Ended March 31 2007	Three Months Ended March 31 2006
Balance, beginning of period	$3,415	$3,649
Accretion	277	66
Costs incurred during the period	(1)	-
Consolidation of bcMetals	75	-
Consolidation of Huckleberry	7,903	-
Effect of translation of foreign currencies	(12)	3
Balance, end of period	11,657	3,718
Less portion due within one year	(1,117)	-
	$10,540	$3,718

10. SHARE CAPITAL

Share Capital

Authorized
50,000,000 First Preferred shares without par value with special rights and restrictions to be determined by the directors (outstanding – nil)
50,000,000 Second Preferred shares without par value with rights and restrictions to be determined by the directors (outstanding – nil)
Unlimited number of Common Shares without par value

Share Option Plans

Under the Share Option Plans, the Company may grant options to its directors, officers and employees not to exceed 10% of the issued common shares of the Company. At March 31, 2007, 1,035,507 common shares remain available for grant under the plans. Under the plans, the exercise price of each option equals the market price of the Company's shares on the date of grant and an option's maximum term is 10 years. Options are granted from time to time by the Board of Directors and vest over a three year period.

In 2007 the Company granted its employees options to purchase 90,000 common shares of the Company with a fair value of $398. The fair value of the share options issued on February 26, 2007 was estimated at the date of grant using the Black-Scholes option pricing model, based on the following terms and assumptions: exercise price $10.90; dividend yield 0%; risk free interest rate 3.95%; expected life 3.55 years; expected volatility 50%.

The determination of expected volatility contained in the option pricing model is based on subjective assumptions which can materially affect the fair value estimate of the options at the date of grant.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the Three Months Ended March 31, 2007 and 2006
(Unaudited – Prepared by Management)
(expressed in thousands of dollars, except share amounts)

A summary of the status of the Company's Share Option Plan as of March 31, 2007 and changes during the three months then ended is presented below:

	Number of Share Options	Weighted Average Exercise Price
Outstanding at December 31, 2006	1,996,333	$4.94
Granted	90,000	$9.10
Exercised	(44,600)	$5.11
Outstanding at March 31, 2007	2,041,733	$5.20
Options exercisable at March 31, 2007	1,340,066	$4.19

The following table summarizes information about the share options outstanding at March 31, 2007:

	Options Outstanding		Options Exercisable	
Exercise Price	Number Outstanding	Weighted Average Remaining Contractual Life	Number Exercisable	Exercise Price
$ 0.50	521,400	0.3 years	521,400	$0.50
$ 5.30	180,000	4.8 years	40,000	$5.30
$ 6.60	1,145,333	3.4 years	731,999	$6.60
$ 6.80	45,000	2.7 years	46,667	$6.80
$ 9.10	60,000	4.8 years	-	$9.10
$10.90	90,000	5.8 years	-	$10.90
	2,041,733	2.7 years	1,340,066	$4.19

Share Purchase Warrants

At March 31, 2007 1,335,000 share purchase warrants were outstanding. Each warrant entitles the holder to acquire one common share of the Company at a price of $6.00 per share. The warrants expire as follows: 690,517 on May 19, 2007; 276,207 on June 15, 2007; 184,138 on June 22, 2007; and 184,138 on July 20, 2007.

11. RECOVERY OF INCOME AND MINING TAXES

	March 31 2007	March 31 2006
BC mineral taxes	$391	$250
Future income taxes	(615)	(1,326)
	$(224)	$(1,076)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the Three Months Ended March 31, 2007 and 2006
(Unaudited – Prepared by Management)
(expressed in thousands of dollars, except share amounts)

12. DERIVATIVE INSTRUMENTS AND MARGIN CALL DEPOSITS

	March 31 2007	December 31 2006
Assets		
Security deposits with dealers [US$1,000 (2006-US$1,125)]	$1,153	$1,311
Put options purchased [US$8,421 (2006-US$8,914)]	7,304	10,388
	8,457	$11,699
Liabilities		
Call options sold [US$10,457 (2006-US$3,255)]	$12,056	$3,793
Forward sale obligations [US$4,136 (2006-US$nil)]	4,768	-
	$16,824	$3,793

Security deposits required to be paid by the Company to dealers are calculated based on the fair value of the derivative instrument on each trading date, net of the credit facility provided by the dealers.

At March 31, 2007 the Company had entered into various contracts to protect the Company's cash flow against a decline in the price of copper. These contracts do not qualify for hedge accounting and therefore the Company accounts for these contracts as investments and records changes in the unrealized gains or losses on these contracts in the statement of income each period and records the fair value of these derivative instruments as a current asset or current liability at each balance sheet date. The fair value of these financial instruments has been recorded as either an asset or a liability as of March 31, 2007 depending on the attributes of the contracts.

From time to time the Company purchases put options, sells call options, and enters into forward sales contracts to manage its exposure to changes in copper prices. Contracts outstanding at March 31, 2007 are as follows:

	Weighted Average			
	Minimum Price US$/lb	Maximum Price US$/lb	Put Options Purchased	Call Options Sold
Contract Period			*Equivalent notional lbs of copper*	
April to December 2007	$2.69	$3.21	40,289,000	40,289,000
January to March 2008	$2.44	$2.96	6,283,000	6,283,000
April to December 2008	$1.90	-	12,649,000	-
January to March 2009	$1.90	-	4,051,000	-

These put and call option contracts ensure that the Company will receive a price per pound of copper sold that is within the minimum/maximum price range noted above for the net notional pounds of copper specified in the contract. The put options contracts ensure that the Company will receive a price per pound of copper that is no less than the minimum price for the net notional pound of copper specified in the contract.

	Price US$/lb	Forward Sales
Contract Period		*Equivalent notional lbs of copper*
May to December 2007	$2.51	5,842,000
January to March 2008	$2.49	1,405,000

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the Three Months Ended March 31, 2007 and 2006
(Unaudited – Prepared by Management)
(expressed in thousands of dollars, except share amounts)

These forward contracts ensure that the Company will receive a price per pound of copper sold that is equal to the price noted above for the net notional pounds of copper specified in the contract.

From April 1, 2007 to May 10, 2007 the Company purchased put options, sold call options and entered into forward sales contracts to manage its exposure to changes in copper prices. The net notional pounds of copper and the exercise price under these contracts is as follows:

	Weighted Average			
	Minimum Price US$/lb	Maximum Price US$/lb	Put Options Purchased	Call Options Sold
Contract Period			*Equivalent notional lbs of copper*	
January to June 2008	$3.00	$3.80	9,921,000	9,921,000
April to December 2009	$1.80	-	12,894,000	-

These put and call option contracts ensure that the Company will receive a price per pound of copper sold that is within the minimum/maximum price range noted above for the net notional pounds of copper specified in the contract. The put options contracts ensure that the Company will receive a price per pound of copper that is no less than the minimum price for the net notional pound of copper specified in the contract.

	Price US$/lb	Forward Sales
Contract Period		*Equivalent notional lbs of copper*
July 2007	$3.48	909,000

These forward contracts ensure that the Company will receive a price per pound of copper sold that is equal to the price noted above for the net notional pounds of copper specified in the contract.

13. SUPPLEMENTARY CASH FLOW INFORMATION

	March 31 2007	March 31 2006
The net change in non cash operating working capital balances consists of:		
Accounts receivable	$(6,661)	$10,201
Inventory	(4,520)	(7,850)
Derivative instrument assets and margin call deposits	4,483	(4,375)
Accounts payable and accrued liabilities	(2,031)	(827)
Derivative instrument liabilities	(6,104)	1,771
	$(14,833)	$(1,080)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the Three Months Ended March 31, 2007 and 2006
(Unaudited – Prepared by Management)
(expressed in thousands of dollars, except share amounts)

14. CONTINGENT LIABILITIES

The Company acquired bcMetals (Note 5) which is a party to four legal actions and one contingent liability pertaining to the Red Chris project. These actions are as follows:

In June 2006 the Sierra Legal Defense Fund ("SLDF"), acting on behalf of MiningWatch Canada, filed a Federal Court application for judicial review alleging that the Minister of Natural Resources (or their respective delegates) (the "Respondent Ministers") failed to conduct the environmental assessment of the Red Chris project in accordance with the provisions of the *Canadian Environmental Assessment Act*. In particular, MiningWatch claims that the Respondent Ministers' environmental assessment lacked sufficient public consultation and ought to have proceeded at the comprehensive study level and not at the screening level (as was in fact the case).

In November 2006 bcMetals commenced an action against Trafigura Beheer BV ("Trafigura") seeking declaration that there is no binding and enforceable agreement between bcMetals and Trafigura for the sale of copper concentrates from the Red Chris project. Trafigura has counterclaimed that there is a binding and enforceable sales agreement between bcMetals and Trafigura for the sale of copper concentrates from the Red Chris project.

In November 2006 Glencore Ltd. ("Glencore") commenced an action against the Company seeking to enforce a contract for the sale of copper concentrates from the Red Chris project. bcMetals has counter-claimed against Glencore seeking damages for contractual interference.

In August 2006 a class action lawsuit was launched by a group of dissident shareholders of American Bullion Minerals Ltd ("ABML") alleging that the affairs of ABML had been conducted in a manner oppressive to the shareholders of ABML. ABML is a 52% owned subsidiary of bcMetals.

In February 2007 the Company was asked to pay a US$1.0 million break fee to Global International Jiangxi Copper Mining Company Limited ("Jiangxi") for non completion of a proposed limited partnership for the development of the Red Chris project. The Company's position is that not all the underlying conditions of the agreement have been met and therefore no break fee is payable. No amount has been accrued in these financial statements in connection with the requested break fee. Should the Company be required to pay a break fee, the amount paid will be reflected in the net assets acquired on the purchase of bcMetals.

CORPORATE INFORMATION

Imperial Metals Corporation
580 Hornby Street, Suite 200
Vancouver, BC V6C 3B6

Telephone 604.669.8959
Investor Relations: 604.488.2657

info@imperialmetals.com
www.imperialmetals.com

TSX:III

Share Structure: March 31, 2007
Outstanding: 30,772,398
Fully Diluted: 35,765,317
Market Capitalization: $315.4M

Auditors
Deloitte & Touche LLP
Vancouver, BC

Bankers
Bank of Nova Scotia
Calgary, AB

Royal Bank of Canada
Vancouver, BC

Legal Counsel
Fasken Martineau DuMoulin LLP
Vancouver, BC

Transfer Agent
Computershare Investor Services Inc.
100 University Ave.
9th Floor, North Tower
Toronto, ON M5J 2Y1
Toll Free 800.564.6253
service@computershare.com
www.computershare.com

Shareholder inquiries with respect to change of address, registration, transfer and lost share certificates should be directed to Computershare.

DIRECTORS

Pierre Lebel, Chairman 1/2/3
Brian Kynoch 3
Larry Moeller 1/2/3
Ed Yurkowski 1/2

1 Audit Committee
2 Compensation Committee
3 Corporate Governance & Nominating Committee

MANAGEMENT

Brian Kynoch
President

Andre Deepwell
Chief Financial Officer
& Corporate Secretary

Don Parsons
Vice President Operations

Patrick McAndless
Vice President Exploration

Kelly Findlay
Treasurer

82-34714

Form 52-109F2 - Certification of Interim Filings

I, J. Brian Kynoch, President of Imperial Metals Corporation, certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of Imperial Metals Corporation, (the "issuer)" for the interim period ending March 31, 2007;
2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;
3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;
4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:
    a. designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared; and
    b. designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP; and
5. I have caused the issuer to disclose in the interim MD&A any change in the issuer's internal control over financial reporting that occurred during the issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer's internal control over financial reporting.

Date: May 14, 2007

"J. Brian Kynoch"

J. Brian Kynoch
President

Form 52-109F2 - Certification of Interim Filings

I, Andre Deepwell, Chief Financial Officer of Imperial Metals Corporation, certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of Imperial Metals Corporation, (the "issuer)" for the interim period ending March 31, 2007;
2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;
3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;
4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:
   a. designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared; and
   b. designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP; and
5. I have caused the issuer to disclose in the interim MD&A any change in the issuer's internal control over financial reporting that occurred during the issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer's internal control over financial reporting.

Date: May 14, 2007

"Andre Deepwell"

Andre Deepwell
Chief Financial Officer

Imperial Metals

Second Quarter Report
June 30, 2007

2007 SECOND QUARTER REPORT

TO OUR SHAREHOLDERS

Imperial's comparative financial results for the three and six months ended June 30, 2007 and June 30, 2006 are summarized below and discussed in detail in the Management's Discussion and Analysis.

	Three Months Ended		Six Months Ended	
(unaudited) in thousands except per share amounts	June 30, 2007	June 30, 2006	June 30, 2007	June 30, 2006
Revenues	$93,210	$81,318	$147,456	$108,633
Operating Income	$27,337	$41,908	$41,070	$48,465
Net Income	$3,224	$26,565	$1,302	$27,225
Net Income Per Share	$0.10	$0.89	$0.04	$0.93
Adjusted Net Income (1)	$19,482	$20,023	$30,190	$22,785
Adjusted Net Income Per Share (1)	$0.62	$0.67	$0.97	$0.78
Cash Flow (1)	$24,412	$13,235	$46,468	$15,211
Cash Flow Per Share (1)	$0.78	$0.44	$1.50	$0.52

(1) Adjusted Net Income, Adjusted Net Income Per Share, Cash flow and Cash Flow Per Share are measures used by the Company to evaluate its performance; however, they are not terms recognized under generally accepted accounting principles. Adjusted Net Income is defined as net income adjusted for certain items of a non-operational nature that pertain to future periods as described in further detail in the Management's Discussion and Analysis under the heading Adjusted Net Income. Cash Flow is defined as cash flow from operations before net change in working capital balances. Adjusted Net Income and Cash Flow Per Share are the same measures divided by the weighted average number of common shares outstanding during the period.

Effective January 1, 2007 Imperial regained joint control of Huckleberry and therefore in accordance with generally accepted accounting principles the Company accounts for Huckleberry on the proportionate consolidation basis effective January 1, 2007. Revenues from Huckleberry are comparable to those at Mount Polley and therefore this change in accounting will increase the income statement line items by about 50% as Imperial has a 50% interest in Huckleberry. This approximation is based on equal shipments of concentrate per quarter, however actual results will vary by mine due to shipping schedules. Revenue recognition coincides with concentrate title transfer, which usually takes place upon shipment to smelter.

Revenues were $93.2 million in the June 2007 quarter compared to $81.3 million in the 2006 quarter. At quarter end, concentrate inventory was higher than normal levels reducing revenues for the current quarter as revenue is recognized when shipped. Variations in quarterly revenue attributed to the timing of concentrate shipments can be expected in the normal course of business.

Operating income for the three months ended June 30, 2007 decreased to $27.3 million from $41.9 million in the June 2006 quarter. In the June 2006 quarter the Company recorded equity income from the Huckleberry mine of $16.9 million. Due to the consolidation of Huckleberry in 2007 there is no comparable item in 2007.

Net income was $3.2 million in the June 2007 quarter compared to net income of $26.6 million in the 2006 quarter. Adjusted net income in the quarter was $19.5 million or $0.62 per share, versus $20.0 million or $0.67 per share in the June 2006 quarter. Year to date adjusted net income was $30.2 million or $0.97 per share for the 2007 period compared to $22.8 million or $0.78 per share for the 2006 period. Adjusted net income is calculated by removing the unrealized gains and losses, net of related income taxes, resulting from mark to market revaluation of copper hedging and removing the unrealized share based compensation expense, net of taxes. Adjusted net income is not a term recognized under generally accepted accounting principles however it does show the current period financial results excluding the effect of items not settling in the current period.

Rising copper prices, and increases in pounds of copper hedged, and inclusion of 50% of Huckleberry's hedging led to losses on derivative instruments of $14.8 million in the quarter compared to a loss of $22.9 million in the 2006 quarter.

Cash flow increased to $24.4 million in the June 2007 quarter compared to $13.2 million in 2006. The $11.2 million increase is the result of the inclusion of the 50% of cash flow from Huckleberry.

Capital expenditures were $9.8 million, about double the $4.3 million spent in the comparative 2006 quarter as the Company continued with its significant exploration and capital programs.

During the June 2007 quarter the shareholders approved an amendment to the Company's stock option plans that give option holders the right to receive a cash payment in exchange for options exercised. As a result of this change in the plans, generally accepted accounting principles required the Company to record an initial expense of $11.9 million for the expected cash settlements based on the difference between the exercise price and market value of the Company's common shares.

Expenditures in the June 2007 quarter were financed from cash flow from the Mount Polley and Huckleberry mines and proceeds from exercise of warrants and options. At June 30, 2007 the Company had $45.2 million in cash, cash equivalents and short term investments including the Company's 50% share of these items held by Huckleberry. The Board of Directors of Huckleberry Mines Ltd. approved an initial dividend of $15.0 million to be distributed on August 15, 2007. The Company will receive 50% of this dividend.

Mount Polley Mine

Mine Production		*Six Months Ended*
(unaudited)	June 30, 2007	June 30, 2006
Ore milled (tonnes)	3,176,072	3,208,093
Ore milled per calendar day (tonnes)	17,547	17,724
Grade % - Copper	0.455	0.423
Grade g/t - Gold	0.249	0.260
Recovery % – Copper	82.19	83.36
Recovery % – Gold	72.09	67.73
Copper produced (lbs)	26,188,483	24,945,168
Gold produced (oz)	18,358	18,181
Silver produced (oz)	185,835	189,040

Ore milled per calendar day during the June 2007 quarter increased to 1,741,558 tonnes from 1,434,514 tonnes in the 2007 first quarter as problems in feeding ore, related to winter weather, in crushing plant abated. The average milled throughput of 19,138 per calendar day for the quarter was the highest since restart of operations. Metal production was less than budgeted due to decreased delivery to the mill of the Wight pit ore. To increase waste stripping and enable more Wight pit ore to be released this year, a contractor has been mobilized with five 100 tonne haul to move additional waste.

Leaching of the 250,000 tonne test heap leach, designed to recover copper from the highly oxidized near surface mineralization in the Springer pit, began in July. The process will biologically oxidize sulphur to provide the sulphuric acid to leach oxide copper from material mined from the oxide cap of the Springer pit in the heap. The test heap could recover as much as 1.3 million pounds of copper. If the new concept proves viable at this larger scale the process would then be used to treat the oxide cap atop the Springer deposit.

Diamond drilling continued at Mount Polley until July, when the drill rigs were moved to other projects.

Imperial owns 100% of the Mount Polley open pit copper/gold mine which is located 56 kilometres northeast of Williams Lake, British Columbia.

Huckleberry Mine

Mine Production (100% - Imperial owns 50%) *(unaudited)*	*Six Months Ended* June 30, 2007	June 30, 2006
Ore milled (tonnes)	3,172,247	3,360,000
Ore milled per calendar day (tonnes)	17,526	18,564
Grade (%) – Copper	0.535	0.540
Grade (%) – Molybdenum	0.016	0.013
Recovery (%) – Copper	88.3	86.3
Recovery (%) – Molybdenum	21.0	18.0
Copper produced (lbs)	33,065,291	34,551,000
Gold produced (oz)	3,351	4,445
Silver produced (oz)	112,047	120,084
Molybdenum produced (lbs)	241,252	177,853

As reported on June 25, 2007, a pit wall failure occurred in the East Pit. Other areas of the mine were not impacted, and milling continues with the Main Zone Extension and stockpiled ore providing the feed. Exploration at Huckleberry has been expanded with expenditures of $2.3 million budgeted for the year. Drilling is planned on four targets.

Imperial owns 50% of the Huckleberry open pit copper/molybdenum mine which is located 123 kilometres southwest of Houston, British Columbia.

Sterling

The Sterling 144 Zone ramp has been excavated to a length of 2,750 feet as of August 10, 2007, and is on schedule for completion in September. Underground diamond drilling will follow to confirm and extend the 144 Zone. In addition to work focused on the 144 Zone, a property wide program of geological mapping and geochemical sampling has identified a number of targets that will be drill tested.

The 144 Zone, located south of the historic Sterling mine workings is in a new but related geologic setting. A resource of 194,640 tonnes grading 7.41 g/t gold was previously outlined through surface drilling. Imperial owns 100% of the Sterling gold property which is located 185 kilometres northwest of Las Vegas, Nevada.

Red Chris

In July 2007 Mount Polley's two diamond drills were mobilized to the Red Chris property. The planned 2007 field program is targeted to test the depth extent of the known zones, and will include a total of five drill holes, three on the East Zone and two on the Main Zone. Partial results received for hole RC07-335, a 1,029 metre vertical hole, include 1.07% copper, 1.27 g/t gold and 4.00 g/t silver over 822.6 metres. This intersection highlights the exceptional vertical continuity of grade. Drilling is expected to be completed by the end of August, with final results expected in early fall.

Other Projects

Cross Lake Minerals Ltd. has earned a 65% interest in the Company's Porcher Island gold property. Drilling has been successful in expanding the vein system with intercepts of up to 3.1 metres grading 21.5 g/t gold. Imperial plans to participate in future exploration of this project. The property is located 35 kilometres south-southwest of Prince Rupert, British Columbia.

At the Falls Creek project, located 160 kilometres north of Smithers in northwest British Columbia, drilling is currently underway. The Company can earn a 100% interest subject to a 1.5% Net Smelter Return by making $500,000 in exploration expenditures and $140,000 in cash or shares. The geologic setting of the Falls Creek property is alkalic porphyry. A total of five to seven holes are planned to test geophysical anomalies and showings.

The Bear property is within 20 kilometres of the Falls Creek property. Following the Falls Creek drill program, five diamond drill holes are scheduled for the Bear property. The follow up drilling will expand on the Company's 2004 drilling which included 295.9 metres of 0.059% molybdenum and 0.27% copper. Bear is located 140 kilometres north of Smithers in northwest British Columbia.

Outlook

In 2007 Imperial is conducting exploration of virtually all its properties: Mount Polley, Huckleberry, Red Chris, Sterling, Giant Copper, Bear and Falls Creek.

To date, successful results have been received from the drill programs at Mount Polley and Red Chris. At the Sterling property, the ramp approaching the 144 Zone is nearing completion and underground drilling is planned to begin before year end. Drilling at the Huckleberry property is expected to begin shortly on a number of targets.

Mount Polley operations will focus on maximizing copper production by focusing efforts on delivering the highest possible tonnage of ore from the high grade Wight Pit.

The Company continued to hedge Mount Polley's copper production to ensure price security for the next year. In the case of Huckleberry, given its shorter life, hedging positions extend out to 2010 for over two years. We continue to believe it is prudent to lock in the current high copper prices.

Imperial's management and employees look forward to completing and receiving results from the large number of exploration program underway, and another successful year in 2007.

Brian Kynoch
President

MANAGEMENT'S DISCUSSION & ANALYSIS

Overview

Effective January 1, 2007 Imperial regained joint control of Huckleberry and therefore in accordance with generally accepted accounting principles the Company accounts for Huckleberry on the proportionate consolidation basis commencing January 1, 2007. Revenues from Huckleberry are comparable to those at Mount Polley and therefore this change in accounting will increase the income statement line items by about 50% as Imperial has a 50% interest in Huckleberry. This approximation is based on equal shipments of concentrate per quarter, however actual results will vary by mine due to shipping schedules. Revenue recognition coincides with concentrate title transfer, which usually takes place upon shipment to smelter.

Revenues were $93.2 million in the June 2007 quarter compared to $81.3 million in the 2006 quarter. Shipments of concentrate in both the 2007 quarter and the 2006 June quarters were above normal quarterly average shipment levels due to timing and availability of ocean and rail transportation.

Variations in quarterly revenue attributed to the timing of concentrate shipments can be expected in the normal course of business with either production exceeding shipments, as was the case in the first quarter of 2007, or vice versa. It is expected that shipments for the third quarter of 2007 will be in line with normal quarterly average shipment levels.

Operating income for the three months ended June 30, 2007 decreased to $27.3 million from $41.9 million in the June 2006 quarter. In 2006 the Company recorded equity income from the Huckleberry mine of $16.9 million. Due to the change in accounting policy there is no comparable item in 2007.

As a result of the rise in copper prices toward quarter end in both the June 2007 and June 2006 quarters, the prices at which the hedges were entered into, and the higher number of pounds of copper hedged, including in 2007 the Company's 50% share of Huckleberry, the Company recorded a $15.8 million loss on derivative instruments in 2007 compared to a loss of $22.9 million in comparable the 2006 quarter.

The Company had a net income of $3.2 million in the quarter ended June 30, 2007 compared to a net income of $26.6 million in the 2006 quarter. The reduced net income is the result of lower contributions from Mount Polley and Huckleberry, higher income tax provisions and increased share based compensation expense following a change in the payment alternative pursuant to the option plans which affect the accounting for this item.

Adjusted net income in the quarter was $19.5 million or $0.62 per share compared to $20.0 million or $0.67 per share in the June 2006 quarter. Year to date adjusted net income was $30.2 million or $0.97 per share for the 2007 period and $22.8 million or $0.78 per share for the 2006 period. Adjusted net income is calculated by removing the losses, net of related income taxes, resulting from mark to market revaluation of copper hedging not related to the quarter and removing the unrealized share based compensation expense, net of taxes, as further detailed on the following table. This adjusted net income is not a term recognized under generally accepted accounting principles however it does show the current quarter financial results excluding the revaluation of hedging not settled in the quarter.

Calculation of Adjusted Net Income

	Three Months Ended		Six Months Ended	
(unaudited) in thousands except per share amounts	June 30, 2007	June 30, 2006	June 30, 2007	June 30, 2006
Net Income as reported	$3,224	$26,565	$1,302	$27,225
Unrealized loss (gain) on derivative instruments, net of tax	6,280	(6,542)	18,910	(4,440)
Unrealized share based compensation expense, net of tax	9,978	-	9,978	-
Adjusted Net Income	$19,482	$20,023	$30,190	$22,785
Adjusted Net Income Per Share	$0.62	$0.67	$0.97	$0.78

(a) Derivative financial instruments are recorded at fair value on the balance sheet, with changes in the fair value, net of taxes, flowing through net income. The amounts ultimately realized may be materially different than reflected in the financial statements due to changes in prices of the underlying copper hedged.

(b) Effective with the June 30, 2007 quarter, the Company's employee stock option plan provides for a cash payment option. Accordingly, the intrinsic value of the outstanding vested options is recorded as a liability on the Company's balance sheet and periodic changes in the intrinsic value, net of taxes, flow through net income.

Cash flow increased to $24.4 million in the June 2007 quarter compared to $13.2 million in 2006. The $11.2 million increase is the result of the inclusion of the 50% of cash flow from Huckleberry partially offset by lower cash flow from Mount Polley. Cash flow is a measure used by the Company to evaluate its performance, however, it is not a term recognized under generally accepted accounting principles. Cash flow is defined as cash flow from operations before the net change in working capital balances.

Capital expenditures were $9.8 million, up significantly from $4.3 million in the June 2006 quarter on increased exploration spending and the inclusion of capital expenditures at Huckleberry in 2007.

The Company completed the acquisition of bcMetals Corporation in the March 2007 period at a net cash cost of $58.9 million, financed by cash on hand and a $40.0 million short term loan facility. As of August 15, 2005, $22.1 million will have been repaid on the facility and the balance is $17.9 million.

Expenditures in the June 2007 quarter were financed by cash flow from the Mount Polley and Huckleberry mines and the proceeds from the exercise of warrants and options. At June 30, 2007 the Company had $45.2 million in cash and cash equivalents and short term investments including the Company's 50% share of these items held by Huckleberry. Huckleberry Mines Ltd. will pay its first dividend to shareholders on August 15, 2007. A total of $15.0 million will be distributed Huckleberry's shareholders. The Company's share of the dividend is 50%.

Derivative Instruments

The Company has not hedged gold, silver or the CDN/US Dollar exchange rate. During the June 2007 quarter the Company recorded $14.8 million in losses on derivative instruments for copper compared to $22.9 million in the June 2006 quarter. These losses result from the mark to market valuation of the copper hedges entered into by the Company. The Company does not use hedge accounting therefore accounting rules require that derivative instruments be recorded at fair value on each balance sheet date, with the adjustment resulting from the revaluation being charged to the statement of income as a gain or loss.

The Company, inclusive of its 50% interest in Huckleberry, entered into hedges during the June 2007 quarter for the sale of 25.7 million pounds of copper. These hedges cover various months in the period July 2007 to December 2009 under a variety of instruments including the purchase of puts, forward sales and the use of min/max zero cost collars. Imperial's income or loss from derivative instruments may be very volatile from quarter to quarter as a result of changes in the copper price compared to copper price at the time when these contracts were entered into and the type and length of time to maturity of the contracts. The net unrealized loss position of $15.5 million at June 30, 2007 represent the decline in fair value of the derivative instruments as a result of the copper price on June 30, 2007 being in excess of the ceiling prices and the forward sale prices of the derivative instruments.

Refer to Note 13 to the unaudited consolidated financial statements for the six months ended June 30, 2007 for further details.

Share Based Compensation Expense

During the June 2007 quarter the shareholders of the Company approved an amendment to the Company's stock option plans (the "Plan") that provides option holders the right to receive common shares or a direct cash payment in exchange for options exercised. The amendment to the Plan balances the need for a long term compensation program to retain employees and the concerns of shareholders regarding the dilution caused by the exercise of stock options. As a result of the change to the Plan, generally accepted accounting principles result in a liability and related expense being recorded for the intrinsic value of the stock options. Additionally, payments made to option holders by the Company are deductible for income tax purposes.

As a result of the amendment to the Plan, the Company recorded an initial expense of $11.9 million for the expected cash settlements based on the intrinsic value of the outstanding stock options (the difference between the exercise price of the stock options and the market price of the Company's common shares). The liability associated with the Company's stock options will be revalued quarterly to reflect changes in the market price of the Company's common shares and the vesting of additional stock options. The net change will be recognized in net income for the quarter.

Forward Looking Statements

This Management Discussion and Analysis is based on a review of the Company's operations, financial position and plans for the future based on facts and circumstances as of August 10, 2007. Except for statements of fact relating to the Company, certain information contained herein constitutes forward looking statements. Forward looking statements are based on the opinions, plans and estimates of management at the date the statements are made and are subject to a variety of risks, uncertainties and other factors that could cause the actual results to differ materially from those projected by such statements. The primary risk factors affecting the Company are discussed further under the heading "Risk Factors" below. The Company undertakes no obligation to update forward looking statements if circumstances or management's estimates, plans or opinions should change. The reader is cautioned not to place undue reliance on forward looking statements.

Developments During the June 2007 Quarter

General

In the quarter ending June 30, 2007, mine operations at the Mount Polley mine continued to be focused on maximizing Wight Pit ore production, while at Huckleberry the focus was on bringing the Main Zone Expansion pit into operation following the closure of the East Pit due to the pit wall failure.

Investment and working capital requirements in the June 2007 quarter were financed from a number of sources: cash flow from the Mount Polley and Huckleberry mines; short term borrowings against concentrate inventories; and proceeds from the exercise of warrants and options. Capital expenditures during the quarter were $9.8 million for increased exploration at the Mount Polley mine, for the ramp construction at Sterling and for capital to increase and maintain productive capacity at Mount Polley and Huckleberry.

Property wide exploration initiatives at Mount Polley in the first half of the year have successfully expanded known mineralization and have identified new zones of mineralization. Three diamond drills were operating during the quarter compared to one in the June 2006 quarter.

A 3,300 foot decline ramp to access the 144 zone orebody at the 100% owned Sterling mine property near Beatty Nevada is being excavated and is expected to reach the 144 Zone in September 2007. Upon completion, underground drilling will be carried out to confirm and extend the 144 Zone.

Copper prices were higher in the second quarter of 2007 quarter compared to the second quarter of 2006 averaging US$3.46/lb compared to US$3.29/lb and up from US$2.70/lb in the first quarter of 2007. The US Dollar fell during the quarter closing weaker at June 30, 2007 compared to December 31, 2006. Combining the higher US Dollar copper price and the lower US Dollar/CDN Dollar exchange rate results in a CDN Dollar copper price average of $3.80/lb in June 2007 quarter compared to $3.69/lb in same 2006 period. Decreases in the US Dollar/CDN Dollar exchange rate have a negative impact on US Dollar revenues when translated to CDN Dollars and due to the ongoing decline over the last few years have had a significant negative impact on revenues.

The continued strong gain in the CDN Dollar against the US Dollar since early 2004 along with increases in the cost of labor, fuel and other consumables impacts the profitability of Mount Polley and Huckleberry and of resource projects generally. The Company continually seeks to adapt to changing market conditions by adopting operating and development strategies that mitigate their impact.

Exploration

Exploration expenditures at Mount Polley were $3.0 million in the June 2007 quarter compared to $0.7 million in the June 2006 quarter. With the expanded land base, ongoing exploration at Mount Polley will consist of identifying additional mineralized zones and expanding already identified zones. Drilling, since January 2007 continues to provide encouraging results.

Exploration at Huckleberry mine is planned for 2007 to follow up an airborne survey completed in 2006, which identified a number of targets.

In January 2007 the Company commenced work on a 3,300 foot decline ramp to access the 144 Zone orebody at the 100% owned Sterling mine property near Beatty Nevada. At August 10, 2007 the 144 Zone ramp has been excavated to a length of 2,750 feet. The ramp is expected to reach the 144 Zone in September 2007. When the ramp development is completed, underground diamond drilling will be carried out to confirm and extend the 144 Zone. Property scale mapping and sampling continues to define additional targets that will be drill tested.

Huckleberry Mines Ltd.

The Company owns 50% of Huckleberry Mines Ltd, the owner and operator of the Huckleberry mine. At the end of 2006 Huckleberry was debt free and had $33.2 million in cash and cash equivalents and short term investments. Huckleberry, having paid it debts in full in 2006, will pay its first dividend of $15.0 million to shareholders on August 15, 2007. Imperial will receive a dividend of $7.5 million for its 50% interest in Huckleberry.

The Company commenced accounting for Huckleberry on the proportionate consolidation basis effective January 1, 2007, in accordance with generally accepted accounting principles, following resumption of joint control of Huckleberry on that date.

As a result of the change in accounting for Huckleberry to the proportionate consolidation basis commencing January 1, 2007 movement of cash between Huckleberry and Imperial via payment of dividends will not be reflected in Imperial's consolidated financial statements because Imperial has recorded its proportionate share of Huckleberry cash effective January 1, 2007.

Note 4 to the financial statements provides details of the Huckleberry assets and liabilities consolidated as of January 1, 2007 as well as the Company's share of Huckleberry assets, liabilities, revenues and expenses included in the consolidated financial statements of the Company

bcMetals Corporation

In March 2007 the Company completed the acquisition of bcMetals at a cost of approximately $68.5 million as further detailed in Note 5 to the financial statements. The acquisition of bcMetals was funded from cash on hand and a $40.0 million short term loan facility. As of August 15, 2007 the Company will have repaid $22.1 million of the short term loan facility.

bcMetals owns a net 88% interest in the Red Chris project located in northern British Columbia. The Red Chris project has received Federal and Provincial environmental approvals for mine development. A bcMetals feasibility study on the Red Chris property indicates a 25 year mine life at 30,000 tons per day with reserves of 276 million tonnes grading 0.349% copper and 0.266 g/t gold.

The development of the Red Chris project into a mine is dependant upon a number of factors including on the construction of a power line to service the northwest portion of British Columbia.

Risk Factors

The risk factors affecting the Company have not changed from those described in the Management's Discussion and Analysis for the year ended December 31, 2006.

Critical Accounting Policies

The critical accounting policies adopted by the Company have not changed from those described in the Management's Discussion and Analysis for the year ended December 31, 2006.

Changes in Accounting Policies

The Company adopted the provisions of Sections 3855, Financial Instruments – Recognition and Measurement, 3861 – Financial Instruments – Disclosure and Presentation and 1530, Comprehensive Income, on January 1, 2007 as described in Note 2 to the unaudited financial statements for the six months ended June 30, 2007. These changes affected the accounting for marketable securities and deferred financing costs.

No other new accounting policies were adopted by the Company in the six months ended June 30, 2007 and the Company is not expected to adopt any new accounting policies in the balance of 2007.

RESULTS OF OPERATIONS FOR THE THREE MONTHS ENDED JUNE 30, 2007 COMPARED TO THE THREE MONTHS ENDED JUNE 30, 2006

This review of the results of operations should be read in conjunction with the unaudited interim consolidated financial statements of the Company for the three months ended June 30, 2007 and the audited consolidated financial statements of the Company for the year ended December 31, 2006.

Financial Results

Overview

Net income for the June 2007 quarter was $3.2 million ($0.10 per share) compared to net income of $26.6 million ($0.89 per share) in the comparative 2006 quarter.

Operating revenues were $93.2 million in the June 2007 quarter compared to under $81.3 million in the comparative 2006 quarter.

The reduced net income for the Company in the June 2007 quarter was the result of lower contribution margins from Mount Polley, the initial recognition of share based compensation expense pursuant to the change in the stock option plans and higher tax provisions.

The Company's share of Huckleberry's net income proportionately consolidated in the June 2007 quarter was $8.5 million compared to equity income of $16.9 million in the comparative 2006 quarter. The reduction in contribution from Huckleberry was due to an increase in pre tax losses on derivative instruments of $6.3 million in the June 2007 quarter and an increased tax provision. Huckleberry had no derivative instruments in the June 2006 quarter..

Mount Polley operations, after depletion, depreciation and amortization contributed $19.4 million to operating income in the June 2007 quarter compared to $46.3 million in the comparable 2006 quarter. Offsetting this was a loss of $8.5 million on derivative instruments in 2007 compared to a loss of $22.9 million in 2006.

Mineral Production Costs

Mineral production costs were $42.1 million in the June 2007 quarter, comprised of $26.2 million from Mount Polley and $15.9 million representing the Company's 50% share of Huckleberry. This compares to $30.3 million in the June 2006 quarter, which did not include the costs from Huckleberry. Costs for the June 2007 quarter at Mount Polley decreased by $4.1 million compared to the 2006 quarter.

The pit wall failure in the East Pit at Huckleberry did not affect mill throughput but resulted in the milling of lower grade Main Zone extension and stock pile ore.

Production at Mount Polley was less than budgeted due to decreased delivery to the mill of Wight pit ore. To increase waste stripping and enable more Wight pit ore to be released this year, a contractor has been mobilized with five 100 tonne haul trucks to move additional waste.

Accretion of Future Site Restoration Costs

Accretion of future site restoration costs increased to $0.1 million in the June 2007 quarter from under $0.1 million in the June 2006 quarter due to the inclusion of the Huckleberry mine.

Depletion, Depreciation and Amortization

Depletion, depreciation and amortization expense increased to $6.1 million in the June 2007 quarter from $4.5 million in the June 2006 quarter as a result of the inclusion of the Huckleberry mine.

Share Based Compensation

Share based compensation expense increased to $12.2 million in the June 2007 quarter from $0.5 million in the June 2006 quarter as a result of the addition of the cash payment option to the Company's stock option plans as described under Share Based Compensation Expense above.

Interest Expense on Long Term Debt

Interest expense on long term debt was slightly below $0.4 million in the 2007 quarter from slightly above $0.4 million in the 2006 due to a lower level of debt and less convertible debentures outstanding in the 2007 period.

Other Interest Expense

Other interest expense fell to $1.1 million in the June 2007 quarter compared to $1.3 million in the 2006 quarter. The 2007 quarter includes interest on the $40.0 million short term loan facility for acquisition of bcMetals and interest on short term concentrate advances. The 2006 quarter includes interest on the line of credit facility added in the June 2005 quarter, short term borrowings to fund margin call deposits and higher levels of borrowings to support working capital requirements.

Interest Accretion on Long Term Debt

Interest accretion expense was steady at $0.3 million in both June quarters.

Financing Costs

In accordance with the new accounting policy for financing costs the Company expensed the $0.4 million draw fee for the short term loan facility for the acquisition of bcMetals in full in the March 2007 quarter. The amortization of the deferred financing charges associated with the convertible debentures and the line of credit facility totaled $0.5 million in the June 2006 quarter

Foreign Exchange Loss

A $2.8 million foreign exchange loss was recorded in the June 2007 quarter compared a $0.8 million loss in the 2006 quarter as the Canadian Dollar strengthened significantly versus the US Dollar in the June 2007 period. These losses are due to foreign exchange rate movements on US Dollar denominated accounts receivable, derivative instrument and margin call deposits, net of US Dollar denominated short term debt and derivative instrument liabilities. These US Dollar balances are the result of Mount Polley and Huckleberry mine operations.

Realized and Unrealized Losses on Derivative Instruments

During the quarter ended June 30, 2007 the Company entered into additional hedge contracts for the sale of copper for the periods from April 2007 to 2009 to protect the Company's cash flow against a decline in the price of copper. None of the Company's contracts qualify for hedge accounting and therefore the Company must mark to market the unrealized gains and losses on all its contracts. This resulted in a loss of $14.8 million during the quarter ended June 30, 2007 compared to $22.9 million in the comparative 2006 quarter. The ultimate gain or loss on the unrealized portion of these contracts will be determined by the copper prices in the periods when these contracts settle.

Liquidity & Capital Resources

Cash Flow from Operations

Net income in the June 2007 quarter was $3.2 million compared to net income $26.6 million in the June 2006 quarter. Cash flow increased to $24.4 million in the June 2007 quarter compared to $13.2 million in 2006. The $11.2 million increase is the result of the inclusion of the 50% of cash flow from Huckleberry partially offset by lower cash flow from Mount Polley. Cash flow is a measure used by the Company to evaluate its performance, however, it is not a term recognized under generally accepted accounting principles. Cash flow is defined as cash flow from operations before the net change in working capital balances.

Working Capital

At June 30, 2007 the Company had working capital of $12.2 million, a decrease of $24.9 million from working capital of $37.1 million at December 31, 2006. This working capital position of the Company at June 30, 2007 reflects the financing arrangements made for the purchase of bcMetals which included a short term loan facility that is due on November 30, 2007, current income taxes payable by Huckleberry Mines, higher unrealized derivative instruments liabilities and the accrual for share based compensation. With the Mount Polley and Huckleberry mines in operation at historically high copper prices they are generating substantial cash flow which will improve the working capital position of the Company and provide cash for debt reduction.

Property Expenditures and Other Investment Activities

Property acquisition and development expenditures were $5.4 million in the June 2007 quarter compared to $3.6 million in 2006. Expenditures in 2007 included $4.9 million for ongoing capital to maintain and expand productive capacity at the Mount Polley mine and expenditures of $0.3 million at Huckleberry. The 2006 expenditures, all at Mount Polley, were for the buyout of haul trucks on rental. Capital expenditures in 2007 and 2006 were financed from cash flow from operations and the proceeds from the exercise of warrants and options.

Exploration expenditures were $4.4 million in the June 2007 quarter compared to $0.7 million in the June 2006 quarter. A larger number of drills were operating on the Mount Polley property during 2007 compared to 2006. Expenditures in the June 2007 quarter also included costs for the ramp and other exploration at Sterling and Red Chris.

Debt repayment and working capital requirements for the ensuing year are expected to be met from cash flow from Mount Polley and Huckleberry. The Company currently does not forecast the requirement for any additional equity financings during 2007.

RESULTS OF OPERATIONS FOR THE SIX MONTHS ENDED JUNE 30, 2007 COMPARED TO THE SIX MONTHS ENDED JUNE 30, 2006

This review of the results of operations should be read in conjunction with the unaudited interim consolidated financial statements of the Company for the three months ended June 30, 2007 and the audited consolidated financial statements of the Company for the year ended December 31, 2006.

Financial Results

Overview

Net income for the six months ended June 2007 was $1.3 million ($0.04 per share) compared to net income of $27.2 million ($0.93 per share) in the comparative 2006 period.

Operating revenues were $147.5 million in the 2007 period compared to $108.6 million in 2006.

The decline in the net income for the Company in the six months ended June 30, 2007 compared to the 2006 period was the result of lower contributions from Mount Polley and Huckleberry, higher tax provisions, and increased share based compensation expense following a change in the payment alternative pursuant to the option plans which affect the accounting for this item.

The Company's share of Huckleberry's net income proportionately consolidated in the June 2007 period was $9.0 million compared to equity income of $20.9 million in the comparative 2006 period. The reduction in contribution from Huckleberry was due to an increase in pre tax losses on derivative instruments of $15.7 million in the June 2007 period and a higher tax provision. Huckleberry had no derivative instruments in the June 2006 period.

Mount Polley operations, after depletion, depreciation and amortization contributed $25.6 million to operating income in the June 2007 period compared to $56.1 million in the comparable 2006 period. Offsetting this was a loss of $15.0 million on derivative instruments in 2007 compared to a loss of $33.8 million in 2006.

Mineral Production Costs

Mineral production costs including Mount Polley and 50% of Huckleberry were $74.8 million in the June 2007 period compared to $45.7 million for Mount Polley in the June 2006 period. Production costs at Mount Polley were $53.5 million to June 2007 compared to $45.6 million to June 2006, an increase of $7.9 million. The increase in cost occurred in the first quarter and was primarily a result of extra costs related to severe winter weather conditions.

Accretion of Future Site Restoration Costs

Accretion of future site restoration costs increased to $0.4 million in the June 2007 period from $0.1 million in 2006 due to the inclusion of the Huckleberry mine which has a higher expected future site restoration cost than the Mount Polley mine.

Depletion, Depreciation and Amortization

Depletion, depreciation and amortization expense increased to $10.7 million in the June 2007 period from $6.6 million in the 2006 as a result of the inclusion of the Huckleberry mine.

Share Based Compensation

Share based compensation expense increased to $12.7 million in 2007 from $1.0 million in 2006 as a result of the addition of the cash payment option to the Company's stock option plans as described under Share Based Compensation Expense above.

Interest Expense on Long Term Debt

Interest expense on long term debt decreased to $0.8 million in the 2007 period from $1.0 million in the 2006 due to a lower level of debt and less convertible debentures outstanding in the 2007 period.

Other Interest Expense

Other interest expense totaled $1.5 million in the June 2007 period compared to $2.0 million in the 2006. The 2007 quarter includes interest on the $40.0 million short term loan facility for acquisition of bcMetals for part of the period and interest on short term concentrate advances. The 2006 quarter includes interest on the line of credit facility added in the June 2005 quarter, short term borrowings to fund margin call deposits and higher levels of borrowings to support working capital requirements.

Interest Accretion on Long Term Debt

Interest accretion expense was slightly lower at $0.5 million in the June 2007 period compared to $0.6 million in the 2006 period as there were less convertible debentures outstanding in 2007.

Financing Costs

In accordance with the new accounting policy for financing costs the Company expensed the $0.4 million draw fee for the short term loan facility for the acquisition of bcMetals in full in the June 2007 period. The amortization of the deferred financing charges associated with the convertible debentures and the line of credit facility totaled $1.0 million in 2006.

Foreign Exchange Loss

A $3.0 million foreign exchange loss was recorded in the June 2007 period compared a $0.9 million loss in 2006. These losses are primarily attributable to foreign exchange rate movements on US Dollar denominated cash, accounts receivable, derivative instrument and margin call deposits, net of US Dollar denominated short term debt and derivative instrument liabilities. These US Dollar balances are the result of Mount Polley and Huckleberry mine operations. In 2007 the Company carried higher net US Dollar balances which declined in Canadian Dollar equivalent due to the stronger Canadian Dollar in 2007.

Realized and Unrealized Losses on Derivative Instruments

During the six months ended June 30, 2007 the Company entered into additional hedge contracts for the sale of copper for the periods from April 2007 to 2009 to protect the Company's cash flow against a decline in the price of copper. None of the Company's contracts qualify for hedge accounting and therefore the Company must mark to market the unrealized gains and losses on all its contracts. This resulted in a loss of $30.8 million during the six months ended June 30, 2007 compared to $33.8 million in the comparative 2006 period. The ultimate gain or loss on the unrealized portion of these contracts will be determined by the copper prices in the periods when these contracts settle.

Liquidity & Capital Resources

Cash Flow from Operations

Net income in the six months ended June 30, 2007 was $1.3 million compared to net income $27.2 million in the June 2006 period. Cash flow increased to $46.5 million in the June 2007 period compared to $15.2 million in 2006. The $31.3 million increase is the result of the inclusion of the 50% of cash flow from Huckleberry. Cash flow is a measure used by the Company to evaluate its performance, however, it is not a term recognized under generally accepted accounting principles. Cash flow is defined as cash flow from operations before the net change in working capital balances.

Working Capital

At June 30, 2007 the Company had working capital of $12.2 million, a decrease of $24.9 million from working capital of $37.1 million at December 31, 2006. This working capital position of the Company at June 30, 2007 reflects the financing arrangements made for the purchase of bcMetals which included a short term loan facility that is due on November 30, 2007, current income taxes payable by Huckleberry Mines, higher unrealized derivative instruments liabilities and the accrual for share based compensation. With the Mount Polley and Huckleberry mines in operation at historically high copper prices they are generating substantial cash flow which will improve the working capital position of the Company and provide cash for debt reduction.

Property Expenditures and Other Investment Activities

Property acquisition and development expenditures were $11.3 million in the June 2007 period compared to $5.4 million in 2006. Expenditures in 2007 included $8.7 million for ongoing capital to maintain and expand productive capacity at the Mount Polley mine and expenditures of $2.4 million at Huckleberry were primarily for the tailings storage facility. The 2006 expenditures, all at Mount Polley, were primarily for the buyout of haul trucks on rental and additions to tailing storage facilities. Capital expenditures in 2007 and 2006 were financed from cash flow from operations and the proceeds from exercise of warrants and options.

Exploration expenditures were $7.5 million in the June 2007 period compared to $1.3 million in 2006. A larger number of drills were operating on the Mount Polley property during 2007 compared to 2006 and the expenditures in the June 2007 period also included costs for the ramp and other exploration at Sterling as well as drilling and other development costs for Red Chris.

Debt repayment and working capital requirements for the ensuing year are expected to be met from cash flow from Mount Polley and Huckleberry. In the six months ended June 30, 2007 the Company received proceeds of $8.2 million from the exercise of warrants and options. In the six months ended June 30, 2006 the Company's treasury benefited from the issue of one million shares for net proceeds of $6.3 million to fund the exploration program at Sterling and proceeds of $4.1 million from the exercise of warrants and options. The Company currently does not forecast the requirement for any equity financings during 2007.

The Company had the following contractual obligations as of June 30, 2007:

(thousands of dollars)		Years Ended					
	Jul-Dec 2007	2008	2009	2010	2011	2012	Total
Long term debt	$2,951	$4,847	$2,948	$1,049	$667	$ -	$12,462
Short term debt	25,878	-	-	-	-	-	25,878
Convertible Debentures[1]	-	-	-	13,980	-	-	13,980
Operating leases	151	330	299	239	227	92	1,338
Capital expenditures	-	-	-	-	-	-	-
Other obligations	150	150	-	-	-	-	300
Mineral properties[2]	149	337	420	505	470	513	2,394
Total	$29,279	$5,664	$3,667	$15,773	$1,364	$605	$58,623

(1) Assumes non conversion of debentures.

(2) Mineral property commitments are payments required to keep the claims or option agreements in good standing. Total for 2012 is for year 2012 requirements only.

Debt repayment and working capital requirements for the balance of the year 2007 are expected to be met from cash flow from operations.

Selected Quarterly Financial Information

(expressed in thousands of dollars, except per share amounts)				Three Months Ended
	June 30 2007	March 31 2007	December 31 2006	September 30 2006
Total Revenues	$93,210	$54,246	$45,659	$57,154
Equity Income from Huckleberry	-	-	$737	$12,035
Net Income (Loss)	$3,224	$(1,992)	$23,827	$30,955
Net Income (Loss) per share [1]	$0.10	$(0.06)	$0.79	$1.03
Diluted Income (Loss) per share [1]	$0.10	$(0.06)	$0.75	$0.99
Cash Flow [2]	$24,412	$22,056	$18,811	$36,342
Cash Flow per share [2]	$0.78	$0.72	$0.62	$1.21
Average LME cash settlement copper price/lb in US$	$3.464	$2.695	$3.215	$3.479
Average US/CDN$ exchange rate	$1.098	$1.172	$1.139	$1.121
Period end US/CDN$ exchange rate	$1.063	$1.153	$1.165	$1.115

(expressed in thousands of dollars, except per share amounts)				Three Months Ended
	June 30 2006	March 31 2006	December 31 2005	September 30 2005
Total Revenues	$81,318	$27,315	$43,037	$27,860
Equity Income (Loss) from Huckleberry	$16,934	$3,985	$15,293	$7,910
Net Income (Loss)	$26,565	$660	$9,692	$5,584
Net Income (Loss) per share [1]	$0.89	$0.02	$0.34	$0.20
Diluted Income (Loss) per share [1]	$0.87	$0.02	$0.34	$0.20
Cash Flow [2]	$13,235	$1,976	$4,752	$5,684
Cash Flow per share [2]	$0.44	$0.07	$0.17	$0.20
Average LME cash settlement copper price/lb in US$	$3.289	$2.243	$1.951	$1.704
Average US/CDN$ exchange rate	$1.122	$1.155	$1.173	$1.201
Period end US/CDN$ exchange rate	$1.115	$1.167	$1.166	$1.161

(1) The sum of the quarterly net income per share and cash flow per share does not equal the annual total due to timing of share issuances during the year.

(2) Cash flow and cash flow per share are measures used by the Company to evaluate its performance however, they are not terms recognized under generally accepted accounting principles and are therefore unlikely to be comparable to similar measures used by other companies. Cash flow is defined as cash flow from operations before net change in working capital balances and cash flow per share is the same measure divided by the weighted average number of common shares outstanding during the period. The Company believes these measures are useful to investors, because they are included in the measures that are used by management in assessing the financial performance of the Company.

Related Party Transactions

In September 2006 the Company obtained a $40.0 million credit facility with Edco Capital Corporation ("Edco"), a company controlled by N. Murray Edwards, a significant shareholder of Imperial, to assist with the acquisition of bcMetals. The facility is subject to conditions usual in commercial lending transactions of this kind. Interest on the outstanding principal amount and interest on overdue interest will compound monthly at the rate of 9% per annum. In February 2007, the Company drew the full $40.0 million to assist with the purchase of bcMetals Corporation. A draw fee of 1% was paid on the amount drawn. The facility will expire on November 30, 2007, but its continuance is subject to satisfactory periodic reviews and no adverse changes occurring. The amount drawn down was evidenced by a promissory note and secured by a floating charge debenture on the Company's assets and a guarantee from its subsidiary, Mount Polley Mining Corporation.

Other

Disclosure Controls and Procedures

Disclosure controls and procedures are designed to provide reasonable assurance that all relevant information is gathered and reported on a timely basis to senior management, so that appropriate decisions can be made regarding public disclosure. As at the end of the period covered by this management's discussion and analysis, management evaluated the effectiveness of the Company's disclosure controls and procedures as required by Canadian securities laws.

Based on that evaluation, management has concluded that, as of the end of the period covered by this management's discussion and analysis, the disclosure controls were effective to provide reasonable assurance that information required to be disclosed in the Company's annual filings and interim filings (as such term are defined under Multilateral Instrument 52-109 – Certification of Disclosure in Issuers' Annual and Interim Filings) and other reports filed or submitted under Canadian securities laws is recorded, processed, summarized and reported within the time periods specified by those laws, and that material information is accumulated and communicated to management as appropriate to allow timely decisions regarding required disclosure.

Internal Controls and Procedures

The Company evaluated the design of its internal control and procedures over financial reporting as defined under Multilateral Instrument 52-109 for the year ended December 31, 2006. Based on this evaluation, management has concluded that the design of these internal controls and procedures over financial reporting was effective.

There has been no change in the Company's design of internal controls and procedures over financial reporting that has materially affected, as is reasonably likely to materially affect, the Company's internal control over financial reporting during the period covered by this management's discussion and analysis.

Additional information about the Company, including the Company's Annual Information Form, is available on SEDAR at *www.sedar.com*.

As of June 30, 2007 the Company had 32,489,627 common shares outstanding and on a diluted basis 35,621,983 common shares outstanding.

Outlook

Operations

Production at Huckleberry will decrease for the remainder of 2007, as lower grade material from the Main Zone Extension and stockpiles is milled. The copper grade milled will drop from 0.54% to 0.44% copper.

At Mount Polley, copper production is expected to increase as the impact of the additional trucking capacity allows milling of additional Wight Pit ore. Adjustments and additions to the crushing and grinding circuits have helped with mill throughput targets, with an average of 19,138 tonnes per day achieved in the second quarter.

Exploration

Exploration expenditures for the balance of 2007 at Mount Polley have been budgeted at $4.5 million to complete a total minimum of 40,000 metres of diamond drilling for all of 2007. In late 2006 the Company recommenced development and exploration at its wholly owned Sterling mine property near Beatty, Nevada. The program includes the excavation of an underground ramp to access the 144 Zone along with underground and surface drilling. The total cost for Sterling is budgeted at $7.1 million for 2007, of which $3.9 million was spent in the first six months of 2007. Drilling at Giant Copper is budgeted at $1.2 million and the Company's share of Huckleberry's exploration budget for 2007 is budgeted at $0.7 million. An exploration budget of $1.0 million has been set for Red Chris of which $0.4 million was spent in the second quarter of 2007.

Development

Development of the Red Chris project acquired with the purchase of bcMetals will be dependant on the timing of the construction of a power line to serve the northwest portion of British Columbia. The Company will review the information on the Red Chris project to maximize the economics of the project. Some development work is expected to be completed during 2007 to advance the Red Chris property towards production.

Financing

Debt repayment and working capital requirements for 2007 are expected to be met from cash on hand and cash flow from the Mount Polley and Huckleberry mines. The $40.0 million short term loan facility to assist with the purchase of bcMetals is expected to be repaid from cash flow during 2007. Selective long term debt financings may also be entered into during 2007. The Company currently does not forecast the requirement for any equity financings during 2007.

Acquisitions

In early 2007 the Company completed the acquisition of bcMetals and management continues to evaluate potential acquisitions to further grow the Company.

CONSOLIDATED BALANCE SHEETS

(Unaudited – Prepared by Management)
(expressed in thousands of dollars)

	June 30 2007	December 31 2006
ASSETS		
Current Assets		
Cash and cash equivalents	$34,771	$22,048
Short term investments	10,500	-
Marketable securities	815	334
Accounts receivable	25,078	20,548
Inventory (Note 3)	22,789	13,177
Derivative instrument assets and margin deposits (Note 13)	6,533	11,699
Future income taxes	5,608	-
	106,094	67,806
Investment in Huckleberry Mines Ltd. (Note 4)	-	45,438
Investment in bcMetals Corporation (Note 5)	-	7,110
Mineral Properties	200,301	88,845
Future Site Reclamation Deposits	4,357	2,579
Other Assets	502	371
Future Income Taxes	2,844	1,947
	$314,098	$214,096
LIABILITIES		
Current Liabilities		
Accounts payable and accrued liabilities	$18,110	$14,948
Taxes payable	13,012	1,086
Short term debt (Note 6)	25,878	1,869
Current portion of long term debt (Note 7)	5,533	6,061
Derivative instrument liabilities (Note 13)	23,191	3,793
Current portion of future site reclamation costs (Note 9)	591	-
Current portion of share based compensation (Notes 10 & 11)	7,601	-
Future income taxes	-	2,956
	93,916	30,713
Long Term Debt (Note 7)	6,929	9,510
Debt Component of Convertible Debentures (Note 8)	10,989	10,513
Future Site Reclamation Costs (Note 9)	11,164	3,415
Share based compensation (Notes 10 & 11)	139	-
Future Income Taxes	37,427	18,749
	160,564	72,900
SHAREHOLDERS' EQUITY		
Share Capital (Note 11)	62,646	47,682
Contributed Surplus	185	4,049
Equity Component of Convertible Debentures	4,808	4,808
Retained Earnings	85,895	84,657
	153,534	141,196
	$314,098	$214,096

See accompanying notes to these financial statements.

Contingent liabilities (Note 15)

CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME

For the Six Months Ended June 30, 2007 and 2006
(Unaudited – Prepared by Management)
(expressed in thousands of dollars, except share amounts)

	Second Quarter Three Months Ended June 30		Year to Date Six Months Ended June 30	
	2007	2006	2007	2006
REVENUES				
Mineral sales	$92,192	$81,065	$145,731	$108,254
Interest income	417	231	984	334
Other	601	22	741	45
	93,210	81,318	147,456	108,633
EXPENSES				
Mineral production and transportation costs	42,126	30,307	74,783	45,661
Mineral property holding costs	359	212	588	401
Accretion of future site restoration costs	121	65	398	131
Depletion, depreciation and amortization	6,111	4,508	10,701	6,565
General and administration	523	483	1,055	966
Share based compensation (Notes 10 & 11)	12,154	509	12,650	1,009
Interest on long term debt	370	471	752	964
Other interest	1,057	1,276	1,533	1,986
Interest accretion on short and long term debt	261	323	529	650
Financing costs	-	490	400	976
Foreign exchange loss	2,791	766	2,997	859
	65,873	39,411	106,386	60,168
INCOME BEFORE THE UNDERNOTED	27,337	41,908	41,070	48,465
Equity income in Huckleberry Mines Ltd. (Note 4)	-	16,935	-	20,920
Realized (losses) gains on derivative instruments (Note 13)	(5,288)	(32,769)	(2,101)	(40,542)
Unrealized (losses) gains on derivative instruments (Note 13)	(9,515)	9,912	(28,651)	6,727
Other	151	2	221	2
INCOME BEFORE TAXES	12,685	35,988	10,539	35,572
Income and mining taxes (Note 12)	9,461	9,423	9,237	8,347
NET INCOME AND COMPREHENSIVE INCOME	$3,224	$26,565	$1,302	$27,225
Income Per Share				
Basic	$0.10	$0.89	$0.04	$0.93
Diluted	$0.10	$0.87	$0.04	$0.89

Supplemental Disclosure of Outstanding Shares

	August 10, 2007	June 30, 2007
Common shares outstanding	32,687,465	32,489,627
Diluted common shares outstanding	35,561,983	35,621,983

See accompanying notes to these financial statements.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

(expressed in thousands of dollars, except share amounts)

	Share Capital			Equity Component		
	Number of Shares	Amount	Contributed Surplus	of Convertible Debentures	Retained Earnings	Total
Balance, December 31, 2005	28,146,219	29,724	2,943	6,862	2,650	42,179
Issued for cash, net of issue costs of $151	1,000,000	6,349	-	-	-	6,349
Issued for cash on exercise of options	290,667	705	-	-	-	705
Issued for cash on exercise of share purchase warrants	600,750	3,604	-	-	-	3,604
Issued on conversion of convertible debentures	690,162	6,347	-	(2,053)	-	4,293
Transfer of contributed surplus on exercise of options and warrants	-	953	(953)	-	-	-
Share based compensation	-	-	2,059	-	-	2,059
Net income	-	-	-	-	82,007	82,007
Balance, December 31, 2006	30,727,798	47,682	4,049	4,808	84,657	141,196
Cumulative effect of change in accounting policy (Note 2)	-	-	-	-	(65)	(65)
Balance, January 1, 2007 as adjusted	30,727,798	47,682	4,049	4,808	84,592	141,131
Issued for cash on exercise of options	610,967	6,318	-	-	-	6,318
Issued for cash on exercise of warrants	1,150,862	6,905	-	-	-	6,905
Transfer of contributed surplus on exercise of options and warrants	-	1,741	(1,741)	-	-	-
Transfer of contributed surplus on change in payment alternatives for options (Notes 10 & 11)	-	-	(3,044)	-	-	(3,044)
Share based compensation	-	-	921	-	-	921
Net income	-	-	-	-	1,303	1,303
Balance, June 30, 2007	32,489,627	$62,646	$185	$4,808	$85,895	$153,534

See accompanying notes to these financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the Six Months Ended June 30, 2007 and 2006
(Unaudited – Prepared by Management)
(expressed in thousands of dollars, except share amounts)

	Second Quarter Three Months Ended June 30		Year to Date Six Months Ended June 30	
	2007	2006	2007	2006
OPERATING ACTIVITIES				
Net income	$3,224	$26,565	$1,302	$27,225
Items not affecting cash flows				
Depletion, depreciation and amortization	6,111	4,508	10,701	6,565
Share based compensation, net of cash paid	10,099	509	10,595	1,009
Accretion of debt and future site restoration costs	382	389	927	781
Amortization of financing costs	-	490	-	976
Equity income in Huckleberry Mines Ltd.	-	(16,935)	-	(20,920)
Foreign exchange gain on short and long term debt	(799)	(781)	(906)	(774)
Future income taxes	(3,997)	8,394	(4,612)	7,068
Unrealized losses (gain) on derivative instruments	9,515	(9,912)	28,651	(6,727)
Other	(123)	8	(190)	8
	24,412	13,235	46,468	15,211
Increase in cash on change in method of accounting for Huckleberry Mines Ltd. (Note 4)	-	-	4,792	-
Net change in non-cash operating balances (Note 14)	22,883	(18,506)	8,050	(19,586)
Cash provided by (used in) operating activities	47,295	(5,271)	59,310	(4,375)
FINANCING ACTIVITIES				
Proceeds of short term debt	14,291	58,699	79,329	85,760
Repayment of short term debt	(42,012)	(58,394)	(54,493)	(80,607)
Repayment of long term debt	(1,657)	(1,259)	(3,085)	(2,594)
Issue of share capital, net of share issue costs	8,018	390	8,245	10,377
Cash provided by (used in) financing activities	(21,360)	(564)	29,996	12,936
INVESTMENT ACTIVITIES				
Decrease in short term investments	(145)	-	1,312	-
Acquisition of investment on bcMetals, net of cash acquired of $2,517	(116)	(116)	(58,906)	-
Acquisition and development of mineral properties	(9,768)	(4,294)	(18,795)	(6,664)
Increase in future site reclamation deposits	(88)	(119)	(163)	(169)
Other	(18)	(17)	(31)	(18)
Cash used in investment activities	(10,135)	(4,430)	(76,583)	(6,851)
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	15,800	(10,265)	12,723	1,710
CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD	18,971	12,314	22,048	339
CASH AND CASH EQUIVALENTS, END OF PERIOD	$34,771	$2,049	$34,771	$2,049

See accompanying notes to these financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS
For the Six Months Ended June 30, 2007 and 2006
(Unaudited – Prepared by Management)
(expressed in thousands of dollars, except share amounts)

CASH AND CASH EQUIVALENTS ARE COMPRISED OF:	June 30 2007	December 31 2006	June 30 2006
Cash in bank	$16,083	$4,251	$2,033
Short term money market investments	18,688	17,797	16
	$34,771	$22,048	$2,049

	Second Quarter Three Months Ended June 30		Year to Date Six Months Ended June 30	
	2007	2006	2007	2006
OPERATING ACTIVITIES				
Interest expense paid	$1,562	$1,866	$2,183	$2,813
Income taxes paid	$1,870	$182	$1,870	$182

SUPPLEMENTAL INFORMATION ON NON-CASH INVESTING AND FINANCING ACTIVITIES

During the six months ended June 30, 2007:
(a) the Company reclassified $1,741 of contributed surplus arising from stock based compensation to share capital on the exercise of options and warrants.
(b) the Company received marketable securities with a fair value of $142 as option payments on a mineral properties.

During the six months ended June 30, 2006:
(a) the Company reclassified $821 of contributed surplus arising from stock based compensation and warrants to share capital on the exercise of options and warrants.

See accompanying notes to these financial statements.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the Six Months Ended June 30, 2007 and 2006
(Unaudited – Prepared by Management)
(expressed in thousands of dollars, except share amounts)

1. BASIS OF PRESENTATION

These unaudited interim consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles for interim financial information using the same accounting policies and methods of application as the audited consolidated financial statements of the Company for the year ended December 31, 2006 except as noted below. These unaudited interim consolidated financial statements do not include all the information and note disclosures required by generally accepted accounting principles for annual financial statements and therefore should be read in conjunction with the most recent annual audited consolidated financial statements of the Company and the notes below.

In the opinion of management, all adjustments considered necessary for fair presentation have been included in these financial statements. Interim results are not necessarily indicative of the results expected for the fiscal year.

The Company's external auditors have not reviewed these financial statements.

Marketable Securities

Marketable securities are classified as held for trading sale because the Company intends to liquidate the marketable securities when market conditions are conducive to a sale of these securities. Unrealized holding gains and losses related to held for trading securities are included in the income statement in each period.

The Company estimates the fair value of financial instruments at the balance sheet date using quoted market prices for held for trading sale securities.

Debt Financing Costs

The Company expenses debt financing costs when they are incurred.

2. CHANGE IN ACCOUNTING POLICIES

The Company adopted the provisions of Sections 3855, Financial Instruments–Recognition and Measurement, 3861–Financial Instruments–Disclosure and Presentation and 1530, Comprehensive Income, on January 1, 2007 which address the classification, recognition and measurement of financial instruments in the financial statements and the inclusion of other comprehensive income. As a result of adopting these new standards, the Company recorded an increase of $169 to marketable securities, a decrease of $53 to future income tax assets and an adjustment of $116 as a one-time cumulative effect of a change in accounting policy in opening retained earnings.

Also under Section 3855, the Company adopted a policy to expense debt financing fees when they are incurred and as a result the Company recorded an adjustment to decrease opening retained earnings by $181 and increase future income tax assets by $81 to eliminate the deferred financing costs of $262 that were capitalized and amortized under the Company's previous accounting policy.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the Six Months Ended June 30, 2007 and 2006
(Unaudited – Prepared by Management)
(expressed in thousands of dollars, except share amounts)

3. INVENTORY

	June 30 2007	December 31 2006
Concentrate	$14,443	$8,978
Supplies	8,346	4,199
	$22,789	$13,177

4. INVESTMENT IN HUCKLEBERRY MINES LTD.

The Company has a 50% interest in Huckleberry Mines Ltd. ("Huckleberry") which is engaged in copper and molybdenum mining operations in British Columbia and which was recorded on the equity basis until December 31, 2006.

Effective January 1, 2007 the Company regained joint control of Huckleberry and therefore, in accordance with generally accepted accounting principles, the Company accounts for Huckleberry on the proportionate consolidation basis commencing January 1, 2007.

(a) The Company's investment in Huckleberry is comprised of the following:

	Six Months Ended June 30 2007	Year Ended December 31 2006
Balance, beginning of period	$45,438	$11,746
Change in accounting upon proportionate consolidation effective January 1, 2007 (see Note 4(b))	(45,438)	-
Equity income for the period	-	33,692
Balance, end of period	$ -	$45,438

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the Six Months Ended June 30, 2007 and 2006
(Unaudited – Prepared by Management)
(expressed in thousands of dollars, except share amounts)

(b) Joint Ventures

Included in the consolidated financial statements of the Company are the following amounts representing the Company's 50% joint venture interest in Huckleberry assets, liabilities and results of operations:

Balance Sheet	June 30 2007	January 1 2007
Current Assets		
Cash and cash equivalents	$33,865	$4,792
Short term investments	10,500	11,812
Other current assets	19,861	16,405
	64,226	33,009
Mineral property	20,706	21,869
Other	3,272	1,605
	88,204	56,483
Current Liabilities		
Accounts payable and other current liabilities	(26,189)	(4,003)
Future income taxes	-	(257)
Future site restoration costs	(7,583)	(6,785)
	$54,432	$45,438

	Three Months Ended June 30 2007	Six Months Ended June 30 2007
Statement of Income		
Revenues	$43,121	$60,329
Expenses	20,313	27,261
Income before undernoted	22,808	33,068
Losses on derivative instruments	(6,300)	(15,726)
Income and mining taxes	(8,002)	(8,348)
Net Income	$8,506	$8,994
Statement of Cash Flows		
Operating activities	$23,932	$30,198
Financing activities	-	-
Investment activities	(477)	(1,125)
Increase in cash and cash equivalents	$23,455	$29,073

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the Six Months Ended June 30, 2007
(Unaudited – Prepared by Management)
(expressed in thousands of dollars, except share amounts)

5. INVESTMENT IN bcMETALS CORPORATION

At December 31, 2006 the Company had a 19% interest in bcMetals Corporation ("bcMetals") which is developing a copper/gold mine in British Columbia and which was recorded on the cost basis. At December 31, 2006 the Company's investment in bcMetals was comprised of the following:

	December 31 2006
Purchase of common shares (market value $8,055)	$6,732
Acquisition costs	378
	$7,110

From January 1, 2007 to March 16, 2007 the Company purchased, in conjunction with its takeover bid of bcMetals, additional shares of bcMetals at a cost of $61,307 inclusive of related fees and expenses. The total acquisition cost of bcMetals was $68,417. This acquisition was funded from existing cash resources, cash generated from operations and a $40,000 credit facility from Edco Capital Corporation, a party related to a significant shareholder (Note 6). As of June 30, 2007 the Company held 100% of the issued and outstanding shares of bcMetals.

This business combination has been accounted for as a purchase transaction with the Company being identified as the acquirer and bcMetals as the acquiree. The consolidated financial statements of the Company include the operating results of bcMetals commencing on the date of acquisition on February 16, 2007. The preliminary allocation of the purchase price of bcMetals is summarized in the following table and is subject to adjustment (Note 15):

Purchase price, subject to final adjustments	
Cash	$67,930
Acquisition costs	603
	$68,533
Net assets acquired	
Current assets	$2,668
Other assets	499
Mineral property	82,128
Current liabilities	(3,087)
Future site restoration costs	(75)
Future income taxes	(13,600)
	$68,533

Pursuant to a Support Agreement between the Company and bcMetals, the Company advanced bcMetals $2,000 in January 2007 in unsecured advances bearing interest at Bank Prime Rate and due June 30, 2007. bcMetals repaid the advances prior to June 30, 2007.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the Six Months Ended June 30, 2007
(Unaudited – Prepared by Management)
(expressed in thousands of dollars, except share amounts)

6. SHORT TERM DEBT

	June 30 2007	December 31 2006
Equipment finance contracts	$478	$1,869
Credit facilities from a related party bearing interest at 9% per annum, payable monthly, and due on November 30, 2007	25,400	-
	$25,878	$1,869

7. LONG TERM DEBT

	June 30 2007	December 31 2006
Mount Polley Mine Construction Loan	$3,617	$4,081
Mount Polley Finance Contracts	2,163	2,349
Mount Polley Finance Contracts [US$134 (2006-US$518)]	143	604
Mount Polley Finance Contracts	39	73
Mount Polley Bank Term Loan	6,500	8,464
	12,462	15,571
Less portion due within one year	(5,533)	(6,061)
	$6,929	$9,510

8. DEBT COMPONENT OF CONVERTIBLE DEBENTURES

	Six Months Ended June 30 2007	Six Months Ended June 30 2006
Balance, beginning of period	$10,513	$13,720
Accretion	476	610
Conversion to shares	-	(700)
Balance, end of period	$10,989	$13,630

Each $8.65 of face value of convertible debenture is convertible into one common share of the Company at any time prior to March 10, 2010.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the Six Months Ended June 30, 2007
(Unaudited – Prepared by Management)
(expressed in thousands of dollars, except share amounts)

9. FUTURE SITE RECLAMATION COSTS

	Six Months Ended June 30 2007	Six Months Ended June 30 2006
Balance, beginning of period	$3,415	$3,649
Accretion	398	131
Costs incurred during the period	(6)	-
Additions to future costs	67	-
Consolidation of bcMetals	75	-
Consolidation of Huckleberry	7,903	-
Effect of translation of foreign currencies	(97)	(43)
Balance, end of period	11,755	$3,737
Less portion due within one year	(591)	-
	$11,164	$3,737

10. SHARE BASED COMPENSATION

The Company recognizes a liability for the potential cash settlements under its Share Option Plans (Note 11). The current portion represents the maximum amount of the liability payable within the next twelve month period if all vested options are surrendered for cash settlement.

	Six Months Ended June 30 2007	Six Months Ended June 30 2006
Balance, beginning of period	$ -	$ -
Recognition of initial liability on amendment to the stock option plans	14,909	-
Share based compensation	(137)	-
Current period payment for options surrendered	(2,054)	-
Transferred to share capital on issuance of common shares	(4,978)	-
Balance, end of period	7,740	$ -
Less portion due within one year	(7,601)	-
	$139	$ -

In conjunction with the recognition of the liability for share based compensation, the Company changed from the straight line method of calculating vested options to the graded vesting method. The graded vested method results in front end loaded vesting compared to the straight line method which allocates vesting equally over the vesting period. Based on the liability calculated using the Company's share price at June 30, 2007 the graded vesting method has increased the share based compensation expense, net of tax, by $1,085 for the three and six months ended June 30, 2007. It is not practical to determine the impact of the change in method on future periods as the calculation may be significantly impacted by changes in the Company's share price and therefore the disclosure would not be meaningful.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the Six Months Ended June 30, 2007 and 2006
(Unaudited – Prepared by Management)
(expressed in thousands of dollars, except share amounts)

11. SHARE CAPITAL

Share Capital

Authorized
50,000,000 First Preferred shares without par value with special rights and restrictions to be determined by the directors (outstanding – nil)
50,000,000 Second Preferred shares without par value with rights and restrictions to be determined by the directors (outstanding – nil)
Unlimited number of Common Shares without par value

Share Option Plans

Under the Share Option Plans, the Company may grant options to its directors, officers and employees not to exceed 10% of the issued common shares of the Company. At June 30, 2007, 1,916,930 common shares remain available for grant under the plans. Under the plans, the exercise price of each option equals the market price of the Company's shares on the date of grant and an option's maximum term is 10 years. Options are granted from time to time by the Board of Directors and vest over a three year period.

During the three months ended June 30, 2007, the Company amended its outstanding Share Option Plans providing all option holders the right, in lieu of receiving common shares, to receive a cash payment from the Company equal to the difference between the exercise price of each stock option and the market price of the Company's common shares on the date of exercise. As a result of this change to the Share Option Plans, generally accepted accounting principles result in a liability being recorded for the intrinsic value of the stock options (Note 10).

In February 2007 the Company granted its employees options to purchase 90,000 common shares of the Company with a fair value of $398. The fair value of the share options issued on February 26, 2007 was estimated at the date of grant using the Black-Scholes option pricing model, based on the following terms and assumptions: exercise price $10.90; dividend yield 0%; risk free interest rate 3.95%; expected life 3.55 years; expected volatility 50%.

The determination of expected volatility contained in the option pricing model is based on subjective assumptions which can materially affect the fair value estimate of the options at the date of grant.

In June 2007, subsequent to the amendment to the Share Option Plans, the Company granted its employees options to purchase 50,000 common shares of the Company.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the Six Months Ended June 30, 2007 and 2006
(Unaudited – Prepared by Management)
(expressed in thousands of dollars, except share amounts)

A summary of the status of the Company's Share Option Plans as of June 30, 2007 and changes during the six months then ended is presented below:

	Number of Share Options	Weighted Average Exercise Price
Outstanding at December 31, 2006	1,996,333	$4.94
Granted	140,000	$12.11
Exercised	(804,300)	$2.59
Outstanding at June 30, 2007	1,332,033	$7.11
Options exercisable at June 30, 2007	605,366	$6.56

The following table summarizes information about the share options outstanding at June 30, 2007:

	Options Outstanding		Options Exercisable	
Exercise Price	Number Outstanding	Weighted Average Remaining Contractual Life	Number Exercisable	Exercise Price
$ 0.50	400	0.1 years	400	$0.50
$ 5.30	180,000	4.5 years	46,667	$5.30
$ 6.60	941,633	3.1 years	731,999	$6.60
$ 6.80	15,000	2.5 years	46,667	$6.80
$ 9.10	55,000	4.5 years	-	-
$10.90	90,000	5.5 years	-	-
$14.30	50,000	6.5 years	-	-
	1,332,033	3.6 years	605,366	$6.56

Share Purchase Warrants

At June 30, 2007, 184,138 share purchase warrants were outstanding. Each warrant entitles the holder to acquire one common share of the Company at a price of $6.00 per share. The 184,138 share purchase warrants expire on July 20, 2007. All the share purchase warrants were exercised in July for proceeds of $1,105.

12. INCOME AND MINING TAXES

	June 30 2007	June 30 2006
BC mineral taxes	$1,206	$1,280
Current income taxes	12,643	-
Future income taxes	(4,612)	7,067
	$9,237	$8,347

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the Six Months Ended June 30, 2007 and 2006
(Unaudited – Prepared by Management)
(expressed in thousands of dollars, except share amounts)

13. DERIVATIVE INSTRUMENTS AND MARGIN CALL DEPOSITS

	June 30 2007	December 31 2006
Assets		
Security deposits with dealers [US$1,000 (2006-US$1,125)]	$1,063	$1,311
Put options purchased [US$5,144 (2006-US$8,914)]	5,470	10,388
	$6,533	$11,699
Liabilities		
Call options sold [US$16,404 (2006-US$3,255)]	$17,444	$3,793
Forward sale obligations [US$5,404 (2006-US$nil)]	5,747	-
	$23,191	$3,793

Security deposits required to be paid by the Company to dealers are calculated based on the fair value of the derivative instrument on each trading date, net of the credit facility provided by the dealers.

At June 30, 2007 the Company had entered into various contracts to protect the cash flow from Mount Polley and Huckleberry against a decline in the price of copper. These contracts do not qualify for hedge accounting and therefore the Company accounts for these contracts as investments and records changes in the unrealized gains or losses on these contracts in the statement of income each period and records the fair value of these derivative instruments as a current asset or current liability at each balance sheet date. The fair value of these financial instruments has been recorded as either an asset or a liability as of June 30, 2007 depending on the attributes of the contracts.

From time to time the Company purchases put options, sells call options, and enters into forward sales contracts to manage its exposure to changes in copper prices. Option contracts outstanding at June 30, 2007 are as follows:

	Weighted Average			
	Minimum Price US$/lb	Maximum Price US$/lb	Put Options Purchased	Call Options Sold
Contract Period			*lbs of copper*	*lbs of copper*
July to December 2007	$2.69	$3.20	26,841,000	26,841,000
January to June 2008	$2.78	$3.48	16,204,000	16,204,000
April to December 2008	$1.90	-	12,649,000	-
January to December 2009	$1.84	-	16,948,000	-

These put and call option contracts ensure that the Company will receive a price per pound of copper sold that is within the minimum/maximum price range noted above for the net pounds of copper specified in the contract. The put options contracts ensure that the Company will receive a price per pound of copper that is no less than the minimum price for the net pounds of copper specified in the contract.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the Six Months Ended June 30, 2007 and 2006
(Unaudited – Prepared by Management)
(expressed in thousands of dollars, except share amounts)

Forward sales contracts outstanding at June 30, 2007 are as follows:

	Price US$/lb	Forward Sales
Contract Period		*lbs of copper*
July to December 2007	$2.89	6,449,000
January to March 2008	$2.49	1,405,000

These forward contracts ensure that the Company will receive a price per pound of copper sold that is equal to the price noted above for the net pounds of copper specified in the contract.

From July 1, 2007 to August 10, 2007 the Company purchased put options, sold call options and entered into forward sales contracts to manage its exposure to changes in copper prices. The net pounds of copper and the exercise price under option contracts is as follows:

	Weighted Average			
	Minimum Price US$/lb	Maximum Price US$/lb	Put Options Purchased	Call Options Sold
Contract Period			*lbs of copper*	*lbs of copper*
April to June 2008	$3.00	$3.82	1,653,000	1,653,000
January to March 2010	$1.80	-	4,299,000	-

These put and call option contracts ensure that the Company will receive a price per pound of copper sold that is within the minimum/maximum price range noted above for the net pounds of copper specified in the contract. The put options contracts ensure that the Company will receive a price per pound of copper that is no less than the minimum price for the net pounds of copper specified in the contract.

The forward sales entered into during this period are as follows:

	Price US$/lb	Forward Sales
Contract Period		*lbs of copper*
October 2007	$3.52	827,000

This forward contract ensures that the Company will receive US$3.52 per pound of copper for the net pounds of copper specified in the contract.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the Six Months Ended June 30, 2007 and 2006
(Unaudited – Prepared by Management)
(expressed in thousands of dollars, except share amounts)

14. SUPPLEMENTARY CASH FLOW INFORMATION

	Three Months Ended	
	June 30 2007	June 30 2006
The net change in non cash operating working capital balances consists of:		
Accounts receivable	$11,533	$(35,199)
Inventory	1,372	5,869
Derivative instrument assets and margin call deposits	1,924	(7,170)
Accounts payable and accrued liabilities	(387)	(120)
Taxes payable	11,590	848
Derivative instrument liabilities	(3,149)	17,266
	$22,883	$(18,506)

	Six Months Ended	
	June 30 2007	June 30 2006
The net change in non cash operating working capital balances consists of:		
Accounts receivable	$4,872	$(24,998)
Inventory	(3,148)	(1,981)
Derivative instrument assets and margin call deposits	6,407	(11,545)
Accounts payable and accrued liabilities	(2,808)	(1,197)
Taxes payable	11,980	1,098
Derivative instrument liabilities	(9,253)	19,037
	$8,050	$(19,586)

15. CONTINGENT LIABILITIES

The Company acquired bcMetals (Note 5) which is a party to four legal actions and one contingent liability pertaining to the Red Chris project. The status of these actions is as follows:

CEAA

In June 2007 an application for judicial review by MiningWatch Canada ("MWC") was heard in Federal Court to determine whether the Federal Ministry of Natural Resources ("MNR") had properly exercised its authority under the Canadian Environmental Assessment Act ("CEAA") to issue a screening report confirming that the Red Chris project is not likely to cause significant adverse environmental effects. MWC asserts that MNR does not have the discretion under CEAA to review the Red Chris project by way of a screening report and should have proceeded by way of a comprehensive study report. If successful, the MWC application would require a second series of public consultations duplicating the extensive public hearings and input that have taken place under the Provincial review process. This case is important to the resource industry in that it represents a serious challenge to efforts by Federal and Provincial governments to harmonize their respective project review processes. A decision in this matter is expected in the third quarter of 2007.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the Six Months Ended June 30, 2007 and 2006
(Unaudited – Prepared by Management)
(expressed in thousands of dollars, except share amounts)

Trafigura

In November 2006 bcMetals commenced an action against Trafigura Beheer BV ("Trafigura") seeking a declaration that there is no binding and enforceable agreement between bcMetals and Trafigura for the sale of copper concentrates from the Red Chris project. Trafigura has counterclaimed that there is a binding and enforceable sales agreement between bcMetals and Trafigura for the sale of copper concentrates from the Red Chris project. This action is in the discovery stage.

Glencore

In November 2006 Glencore Ltd. ("Glencore") commenced an action against bcMetals seeking to enforce a contract for the sale of copper concentrates from the Red Chris project. bcMetals has counter-claimed against Glencore seeking damages for contractual interference. This action is in the discovery stage.

American Bullion

In October 2006, two minority shareholders of American Bullion Minerals Ltd ("ABML") filed a Petition in the Supreme Court of British Columbia seeking to certify the Petition as a class action proceeding and seeking, primarily, a declaration that the affairs of ABML had been conducted in a manner oppressive to its minority shareholders and an order that bcMetals, the 52% owner of ABML, purchase the shares of the minority shareholders of ABML, which is in bankruptcy. The Petitioners subsequently filed a motion on March 23, 2007 seeking to have the bankruptcy annulled. At the request of the Court, the Petitioners filed an Amended Petition in April 2007 to consolidate the oppression and bankruptcy proceedings. The Trustee in Bankruptcy challenged the standing of the Petitioners to bring a motion in the bankruptcy proceeding. The Court ruled that the Petitioners do have standing in the bankruptcy proceeding. The Amended Petition will likely be heard on its merits in fourth quarter of 2007.

Jiangxi Copper

In February 2007 bcMetals was asked to pay a US$1.0 million break fee to Global International Jiangxi Copper Mining Company Limited ("Jiangxi") for non completion of a proposed limited partnership for the development of the Red Chris project. The Company's position is that not all the underlying conditions of the agreement have been met and therefore no break fee is payable. No amount has been accrued in these financial statements in connection with the requested break fee. Should bcMetals be required to pay a break fee, the amount paid will be reflected in the net assets acquired on the purchase of bcMetals.

CORPORATE INFORMATION

Imperial Metals Corporation
580 Hornby Street, Suite 200
Vancouver, BC V6C 3B6

Telephone 604.669.8959
Investor Relations: 604.488.2657

info@imperialmetals.com
www.imperialmetals.com

TSX:III

Share Structure:	June 30, 2007
Outstanding:	32,489,627
Fully Diluted:	35,621,983
Market Capitalization:	$453.9M

Auditors
Deloitte & Touche LLP
Vancouver, BC

Bankers
Bank of Nova Scotia
Calgary, AB

Royal Bank of Canada
Vancouver, BC

Legal Counsel
Fasken Martineau DuMoulin LLP
Vancouver, BC

Transfer Agent
Computershare Investor Services Inc.
100 University Ave.
9th Floor, North Tower
Toronto, ON M5J 2Y1
Toll Free 800.564.6253
service@computershare.com
www.computershare.com

Shareholder inquiries with respect to change of address, registration, transfer and lost share certificates should be directed to Computershare.

DIRECTORS

Pierre Lebel, Chairman 1/2/3
Brian Kynoch 3
Larry Moeller 1/2/3
Ed Yurkowski 1/2

1 Audit Committee
2 Compensation Committee
3 Corporate Governance & Nominating Committee

MANAGEMENT

Brian Kynoch
President

Andre Deepwell
Chief Financial Officer
& Corporate Secretary

Don Parsons
Vice President Operations

Patrick McAndless
Vice President Exploration

Kelly Findlay
Treasurer

Form 52-109F2 - Certification of Interim Filings

I, J. Brian Kynoch, President of Imperial Metals Corporation, certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of Imperial Metals Corporation, (the "issuer)" for the interim period ending June 30, 2007;
2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;
3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;
4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:
   (a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared; and

   (b) designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP; and
5. I have caused the issuer to disclose in the interim MD&A any change in the issuer's internal control over financial reporting that occurred during the issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer's internal control over financial reporting.

Date: August 14, 2007

"J. Brian Kynoch"

J. Brian Kynoch
President

82-34714

Form 52-109F2 - Certification of Interim Filings

I, Andre Deepwell, Chief Financial Officer of Imperial Metals Corporation, certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of Imperial Metals Corporation, (the "issuer)" for the interim period ending June 30, 2007;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

   (a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared; and

   (b) designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP; and

5. I have caused the issuer to disclose in the interim MD&A any change in the issuer's internal control over financial reporting that occurred during the issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer's internal control over financial reporting.

Date: August 14, 2007

"Andre Deepwell"

Andre Deepwell
Chief Financial Officer

END